07024219

6|1

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME West Fraser Timber Co. Ltd.

*CURRENT ADDRESS 501 - 858 Beatty Street
Vancouver, BC V6B 1C1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

FILE NO. 82- 35087 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 6/7/07

West Fraser Timber Co. Ltd.

Annual Information Form dated February 15, 2007


082-35087
RECEIVED
2007 JUN -1 A 10:24
12-31-06

Annual Report 2006

LOOKING TO THE FUTURE With the acquisition of 13 Southern Yellow Pine sawmills in the United States, expected to close at the end of March 2007, West Fraser is set to write a new and exciting chapter in its history. Since the Company was founded in 1955 in Quesnel, British Columbia, it has continued to diversify and expand its business while maintaining its commitment to the core values that have defined the Company's culture: cost control in all aspects of the business; the maintenance of efficient mills; responsibility in environmental performance; the maintenance of a safe workplace; and active engagement of employees in the business.

The latest U.S. acquisition will bring the vision of West Fraser's founders, brothers Sam, Bill and Pete Ketcham, to a new plateau. The Company that started out as a small planing mill more than half a century ago will be the second largest lumber producer in North America and will employ over 9,000 people at its lumber, MDF, LVL, plywood, and pulp and paper operations in eight U.S. states and 2 Canadian provinces.

TABLE OF CONTENTS

Cover photo [illegible] West Fraser Stewardship Forester

West Fraser Timber Co. Ltd. Annual Report 2006


PRINCE RUPERT
PRINCE GEORGE
QUESNEL
EDMONTON
BRITISH COLUMBIA
ALBERTA
ARKANSAS
LOUISIANA
VANCOUVER
26
25

WEST FRASER OPERATIONS

LUMBER

1. Terrace
2. Smithers
3. Houston
4. Fraser Lake
5. Chetwynd
6. Quesnel (3)
7. Williams Lake
8. 100 Mile House
9. Chasm
10. Slave Lake
11. Blue Ridge
12. Hinton
13. Sundre
14. Huttig, Arkansas
15. Joyce, Louisiana

PULP & PAPER

16. Kitimat
17. Quesnel (2)
18. Hinton
19. Whitecourt
20. Slave Lake

PLYWOOD

21. Quesnel
22. Williams Lake
23. Slave Lake
24. Edmonton

MDF

25. Quesnel
26. Blue Ridge

LVL

27. Rocky Mountain House

	2006	2005
Earnings ($ millions)		
Sales	3,326	3,577
EBITDA	682	447
Operating earnings	392	191
Earnings	398	108
Cash flow from operating activities	880	30
Common Share Data (in dollars per share, except shares outstanding)		
Shares outstanding (thousands)		
Weighted average basic	42,751	42,731
Year-end	42,772	42,757
Earnings Per Share — Basic	9.31	2.52
— Diluted	9.23	2.49
Cash Dividends	0.56	0.56
Common shareholders' equity	52.35	43.64
Price range		
- High (2006 — April 4 and April 25; 2005 — March 16)	44.00	54.87
- Low (2006 — August 16; 2005 — November 3)	34.85	38.30
- Close	41.38	41.22
Financial Position ($ millions)		
Working capital	621	370
Total assets	4,018	3,634
Long-term debt (excluding current portion)	500	624
Shareholders' equity	2,239	1,866
Analytical Data		
Current ratio	1.75	1.60
Capital expenditures and acquisitions ($ millions)	212	224
Net debt to capitalization (%)	1.0	29.4
Return on common shareholders' equity (%)	20.1	5.9

Sales
($ millions)


4000
3500
3000
2500
2000
1500
1000
500
0
02 03 04 05 06

Earnings
($ millions)


400
350
300
250
200
150
100
50
0
02 03 04 05 06

EBITDA
($ millions)


800
700
600
500
400
300
200
100
0
02 03 04 05 06

Shareholders' Equity
($ millions)


2500
2000
1500
1000
500
0
02 03 04 05 06

			2006	2005
Lumber (MMfbm)				
		Production	4,186	4,212
		Shipments	4,275	4,190
	Sales ($ millions)		1,756	2,021
	Operating earnings ($ millions)		400	206
Panels				
	LVL (Mcf)	Production	3,000	3,179
		Shipments	2,710	3,134
	MDF (3/4" MMsf)	Production	288	294
		Shipments	281	290
	Plywood (3/8" MMsf)	Production	728	721
		Shipments	721	713
	Sales ($ millions)		475	511
	Operating earnings ($ millions)		13	27
Pulp and Paper (MTonnes)				
	Linerboard and kraft paper	Production	459	449
		Shipments	467	458
	BCTMP	Production	561	552
		Shipments	572	550
	NBSK	Production	543	581
		Shipments	565	570
	Newsprint	Production	125	130
		Shipments	123	129
	Sales ($ millions)		1,095	1,045
	Operating earnings ($ millions)		(6)	(30)

Return on Shareholders' Equity (%)


25
20
15
10
5
0
02 03 04 05 06

Cash Dividends Per Common Share ($)


0.6
0.5
0.4
0.3
0.2
0.1
0
02 03 04 05 06

Capital Expenditures
($ millions)


250
200
150
100
50
0
02 03 04 05 06

Throughout this Annual Report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which West Fraser considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.





(above) **Smithers Sawmill: Gord Gunson, Woods Manager,** (right) **Tanner Olson, Unscrambler Operator**

(bottom left) **Williams Lake Sawmill: Brian Merrick, Safety Coordinator**

(bottom center) **Kitimat Linerboard and Kraft Paper Mill: Michael Fitzgerald, Machinist Apprentice**

(bottom right) **Fraser Lake Sawmill: D'Arcy Henderson, Silviculture Forester**
(inspecting a mountain pine beetle infested tree)









(above) **WestPine MDF** (left to right) **Gary Perry, Press Operator, Rick McAndrews, Refiner Operator**
(bottom left) **Terrace Sawmill: Bhajan Kandola, Planer Millwright**
(bottom center) **Cariboo Pulp & Paper: Shawn Doucette, Power and Recovery Area Coordinator and Mark Blezard, Power and Recovery Shift Supervisor**
(bottom right) **Quesnel Sawmill: Nino Celli, Lumber Stacker Operator**









West Fraser had a busy and exciting year in 2006 as the Company took steps to continue the expansion of its wood products business. In November, we entered into an agreement to purchase 13 sawmills from International Paper Company for approximately US$325 million. These mills are located in seven states across the southern United States and, when they are combined with the Company's two existing mills in Louisiana and Arkansas, we will have an annual capacity of approximately 2.2 billion board feet of southern yellow pine lumber. When the transaction is complete, West Fraser will be the second largest lumber producer in North America. International Paper's decision to sell its wood products division presented West Fraser with a unique opportunity to acquire a significant number of mills in one transaction. This acquisition is right on target with our objective of improving our geographic and product diversification and it is an important long-term strategic investment for our Company. On a proforma basis, following this acquisition 36% of our lumber production will come from our U.S. division compared to 10% in 2006. Our new management team, a combination of former International Paper wood products personnel and current West Fraser employees, will be working hard in the coming months to achieve the synergies expected to be created by this transaction. At the same time, the establishment of a strong management and operational base in this area should position us to find further opportunities for growth in the future.

While much of our effort was directed to U.S. expansion in 2006, we continued to invest aggressively in our plants and equipment at our Canadian operations. Our traditionally strong cash flow allows us to invest with confidence – even in market downturns — in projects that will enhance the Company's profitability in the future.

While we carried out a number of important capital projects in 2006, we are most excited about the completion and startup of our new sawmill in Quesnel, B.C. When fully operational later this year, this state-of-the art mill will have one of the largest manufacturing capacities in the industry, producing up to 600 million board feet of lumber annually. This mill incorporates the latest technology and should significantly improve our ability to process beetle-killed timber. We are very proud of the effort and ingenuity of our people in designing and building this new mill and look forward to achieving great success once the mill is fully operational.

I am happy to report that the Company made good progress during the year in continuing to improve our safety program. I find it extremely gratifying that our employees have such a strong commitment to enhancing both our safety performance and culture. We are determined to continually improve in this area, with the goal of providing our employees and contractors with the safest work environment in the industry. We will spare no effort to achieve this goal and have implemented a number of excellent initiatives to help us succeed.

West Fraser's cost-driven culture paid important dividends in 2006 as profit margins were squeezed by a precipitous decline in lumber prices during the second half of the year as well as the continued rise in the value of the Canadian dollar versus its U.S. counterpart. Higher interest rates and a slowing U.S. economy during 2006 led to a significant reduction in U.S. housing starts. In the fourth quarter of 2006, housing starts were 23% lower than in the same period of 2005. As a result, lumber prices in the second half of the year fell to levels not seen in years. Fortunately, West Fraser has some of the most modern and efficient sawmills in the industry and a cost structure that should permit the Company to withstand the challenges of these difficult times. Consequently, we are well positioned to reap the rewards of the eventual lumber price recovery more quickly than many of our competitors.

U.S. dollar-denominated prices for the pulp and paper products that West Fraser produces were generally strong throughout the year, although profit margins were also adversely affected by the strengthening Canadian dollar.

We are making good strides in improving the efficiency of the pulp and paper business and we hope to see significant improvement in the next couple of years based on decisions made and actions undertaken in 2006. Specifically, our Kitimat linerboard mill should benefit from reduced energy costs as a result of the startup of our new turbo-generator in January 2007. This, combined with continuing operational improvements at the mill, is expected to result in improved profitability going forward.

The restructuring of the Hinton kraft pulp operations should also result in significant margin improvements starting in the second half of 2007. In 2006, the Company recorded a $38 million dollar charge against earnings related to the closure of the woodroom and the older of the two pulp machines. In the first half of 2007, we will complete the modernization of the remaining pulp machine, after which the annual mill capacity will be approximately 350,000 tonnes. Our pulp and paper business must show continuous improvement in order to produce an adequate return on the capital invested.

In 2006, we took several other significant steps to improve West Fraser's balance sheet and position the Company for continued growth. We sold our interest in the Burns Lake and Decker Lake sawmills to comply with an agreement entered into with the Canadian Competition Commissioner in connection with the purchase of Weldwood in 2004. West Fraser has now fulfilled all of its obligations under that agreement. In addition, we reorganized the Company's ownership interests in certain power purchase agreements in Alberta and settled the terms of compensation with the B.C. government in respect of its takeback of 1,275,000 cubic meters of our B.C. timber quota. The Company recorded a pre-tax gain of $97 million as a result of these asset disposals.

In October, the Canadian and U.S. governments settled the longstanding softwood lumber dispute between the two countries. We believe the terms of settlement are deficient in a number of areas and we are discouraged that both the letter and intent of NAFTA were ignored by Canada's largest trading partner. While the competitive landscape both within and outside of Canada has been significantly altered by this settlement, we believe that West Fraser's low-cost structure continues to provide us with an advantage.

The massive pine beetle infestation that has spread across the B.C. Interior is an important reminder of our dependence on a healthy and sustainable environment. Abnormally mild winter temperatures in the B.C. Interior over the past decade have contributed to a pine beetle epidemic that has destroyed millions of hectares of pine forests across the Province. Without a return to traditional cold Canadian winters, this beetle infestation could continue to spread into Alberta and other parts of Canada. West Fraser, along with the rest of the Western Canadian forest industry, is working with government and community groups to identify actions that may arrest the spread of this pest, while at the same time salvaging as much of the attacked timber as possible and replanting so that new forests can be generated.

Across our business, there are many other areas in which our operations impact the environment. In these instances, we try to work together with interested parties to find ways to lessen our impact on the environment, while at the same time producing products that our customers want and need. All of our harvesting operations are third-party certified to internationally-accredited sustainability standards. Throughout our operations, our foresters, engineers and scientists are working with federal and provincial agencies and third parties to protect and enhance the many non-commercial values of the forest. At the same time, we are continually focused on improving the environmental performance of West Fraser's facilities. Over the years, West Fraser has significantly reduced its consumption of fossil fuels by substituting bio-fuels, including wood waste produced by its manufacturing operations. We are also reducing particulate emissions and improving the quality of the effluent that we release back into the environment from our operations and limiting the volume of water used by our pulp and paper facilities.

West Fraser has a responsibility to constantly improve its environmental performance. In Canada, we operate under licenses associated with provincially-owned lands and we recognize the related obligation to act in the interests of the communities in which we operate. That obligation forms the basis on which we make decisions every day throughout the Company.

In summary, 2006 was a year of great progress for our Company. The completion of the acquisition of the 13 sawmills in the U.S. will make West Fraser one of the largest lumber producers in North America. More importantly, we have taken steps to expand significantly in the Company's core business — solid wood products — at what we hope is the bottom of the business cycle while maintaining a conservative balance sheet. Our challenge now is to ensure that we reap the benefits that our expanded production base should provide. Given the track record of our solid wood products group, I am confident that we will successfully integrate these new operations into our growing Company and achieve the financial targets we have set for them.

Our strong, experienced and performance-driven management team and the dedication of our employees continue to drive the Company forward. We have a shared commitment to safety, cost control and environmental excellence. With our expanded production base, low-cost structure and strong balance sheet, West Fraser is well positioned to look for opportunities to build an even stronger and higher-margin business in the future. In doing so, we hope to provide security and opportunity for our employees, stability for the communities in which we operate and strong financial returns for our investors.

On behalf of our Board of Directors I want to thank our many employees for their hard work and continuing loyalty to the great Company they have built. I also want to welcome into the West Fraser family the approximately 2,200 new employees who will soon join us as a result of our U.S. acquisition. And finally, thanks to our many customers and long-term investors for their support this past year. All of us in the Company will work hard to retain that support and trust in the years ahead.

Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer



(above) **Quesnel (Northstar) Sawmill:** (left to right) **Scott Dubuc, Gerald Donald and Diana Gagnon, Lumber Graders**
(inset) **Houston Sawmill: Jackie Holland, Planer Dry Chain Puller**
(below left) **Blue stain caused by mountain pine beetle**
(below center) **Blue Ridge Sawmill: Gary Fortier, Stacker Operator**
(below right) **Alberta Plywood: Isiah Wallace, Dryer Attendant**











(above) **100 Mile Log Yard** (right) **100 Mile Sawmill Shift Crew:** (left to right) **Bruce Stusrud, Tony Morete, Dale DeCraene, Joe Ford, Dan Sommer, Bill Bjornson, Jack Arnott, Dan Henderson**
(bottom left) **LVL plant: Dallas Stephens, Sawfiler**
(bottom center) **Chasm Sawmill: Stacey Ounpuu, Bin Attendant**
(bottom right) **ANC:** (left to right) **Vilas Rewatkar, Kerry Meunier, Greg Poirier, Terry Wise, Alex Gann, Rod Wilde**







HEALTH & SAFETY POLICY

At West Fraser, safety is a core value and a business priority. We are committed to maintaining a safe work place and strive to be an industry leader by managing an effective safety program, complying with all laws and regulations, and continuously improving our performance. We firmly believe that our company's safety success depends on every person's active involvement and enthusiastic participation.

Key responsibilities include:

- Management is responsible for developing and maintaining a company-wide occupational health and safety program that includes core guidelines and systems to measure ongoing effectiveness. Senior management reviews and revises safety guidelines to ensure compliance with applicable laws and regulations, and strives for the highest possible standards.
- Divisional Management is responsible for developing site specific occupational health and safety programs consistent with company guidelines. Managers develop annual site safety plans with measurable objectives, establish systems to ensure employees are adequately trained and supervised, and ensure that occupational health and safety issues are considered in all on-site activities. Managers establish site specific safety responsibilities for superintendents, supervisors, employees and contractors, and are committed to continuous improvement.
- Employees are responsible for following established safe work procedures as outlined in their job duties and company safety guidelines. It is their responsibility to protect themselves and their fellow employees. They have an obligation to report unsafe conditions, acts and practices.

SAFETY REPORT

In 2006, the safety program focused on reducing accidents through physical improvements, enhanced hazard assessments and procedural changes. These improvements and other important safety initiatives were supported by the Board of Directors through the Safety and Environment Committee, which met twice with Company management during 2006. The Fraser Lake Division hosted one of these meetings, which provided the committee members with the opportunity to tour the operation and meet with the division's management and safety committee members. In addition, specific safety matters are reported to the Board of Directors as part of the agenda at regular board meetings.

West Fraser also has a Core Safety Committee, which consists of the CEO, senior operating management and corporate personnel. This group met 12 times during 2006 and took actions to improve safety across the company. Two of these meetings were conducted at the operations and included input and discussions with the operations' management teams and employee safety committee members.

Specific safety activities during 2006 included:

- Improvements in areas such as equipment guarding, lockout procedures, fall protection, and mobile equipment and pedestrian interface standards and procedures.
- Improved training for new and young workers.
- Audits at 17 of West Fraser's manufacturing operations in B.C. and Alberta, and the U.S. South and at eight of the Company's woodlands operations in B.C. These audits confirmed strengths and identified weaknesses in the safety program and action plans have been developed for areas requiring improvement.
- The implementation of the first two phases of an improved incident tracking system, which is designed to provide timely and accurate information on safety statistics. This tool will allow for better tracking and analysis of important safety trends.

The Company's continued focus on safety helps to ensure West Fraser's employees work in an environment that includes the equipment, policies and procedures required to reduce the risk of injury. West Fraser's Board of Directors and management team are committed to this mandate and they strongly encourage all employees to support initiatives directed at attaining this goal.

CORPORATE STRUCTURE

WEST FRASER TIMBER CO. LTD.

WEST FRASER MILLS LTD.



LUMBER

B.C.
100 Mile House
Chasm
Chetwynd
Fraser Lake
Houston
Quesnel (3 mills)
Smithers
Terrace
Williams Lake

ALBERTA
Blue Ridge[1]
Hinton
Slave Lake[2]
Sundre[3]

U.S.
Huttig[4]
Joyce[4]



PANELS

MDF
Blue Ridge[5]
Quesnel

PLYWOOD
Edmonton[2]
Quesnel
Williams Lake

VENEER & LVL
Rocky Mountain House[3]
Slave Lake[2]



PULP & PAPER

LINERBOARD & KRAFT PAPER
Kitimat

PULP
Hinton
Quesnel
Quesnel (50%)[6]
Slave Lake

NEWSPRINT
Whitecourt (50%)[7]

1. Owned through Blue Ridge Lumber Inc., a wholly-owned subsidiary.
2. Owned through Alberta Plywood Ltd., a wholly-owned subsidiary.
3. Owned through Sundre Forest Products Inc., a wholly-owned subsidiary.
4. Owned through West Fraser, Inc., a wholly-owned subsidiary.
5. Owned through Ranger Board Inc., a wholly-owned subsidiary.
6. Joint-venture interest in Cariboo Pulp & Paper Company.
7. Joint-venture interest in Alberta Newsprint Company owned through West Fraser Newsprint Ltd., a wholly-owned subsidiary.

Business Overview

West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") is an integrated forest products company producing lumber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. Most of the forest products manufactured by the Company are sold outside of Canada as commodities. West Fraser holds timber harvesting rights representing approximately 11 million m^3 of AAC providing raw material for its Canadian manufacturing operations. It also has a long-term agreement for the supply of a substantial amount of the fibre required by its two sawmills in the southern United States. All of the fibre requirements of West Fraser's pulp and paper operations and MDF plants can be satisfied, directly or indirectly, from the Company's own operations. The current annual capacities of West Fraser's wholly-owned manufacturing facilities and its share of its joint-venture facilities is approximately 4,400 MMfbm of lumber; 3,200 Mcf of LVL; 820 MMsf of plywood (3/8"); 300 MMsf of MDF (3/4"); 470,000 tonnes of linerboard and kraft paper; 580,000 tonnes of BCTMP; 485,000 tonnes of NBSK and 135,000 tonnes of newsprint.

Corporate Structure

The chart on page 12 shows the relationship of West Fraser to its principal direct and indirect subsidiaries and the joint ventures in which they participate, and where less than 100%, the percentage of its direct or indirect ownership.

West Fraser, which began operations in 1955, assumed its present form in 1966 by amalgamation of a group of companies under the laws of British Columbia. The Company's principal operating subsidiary, West Fraser Mills Ltd. ("West Fraser Mills"), subsists under the laws of British Columbia and took its present form on January 1, 2005 when its predecessor with the same name was amalgamated with Weldwood of Canada Limited ("Weldwood"), which was acquired on December 31, 2004.

Blue Ridge Lumber Inc., Ranger Board Inc. and Sundre Forest Products Inc. are incorporated under the laws of Alberta. Alberta Plywood Ltd. and West Fraser Newsprint Ltd. subsist under the laws of Canada. West Fraser, Inc. is incorporated under the laws of Delaware. Alberta Newsprint Company ("ANC") is an unincorporated joint venture governed by the laws of Alberta. Cariboo Pulp & Paper Company is an unincorporated joint venture governed by the laws of British Columbia.

West Fraser's executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia, V6B 1C1.

Forward-looking Statements

This Annual Information Form, dated February 15, 2007, and the Annual Report of which it forms a part, contain historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes and results will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risk Factors", and such outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

History

West Fraser was founded in 1955 when three brothers, Henry H. Ketcham Jr., William P. Ketcham and Samuel K. Ketcham acquired a lumber planing mill at Quesnel, BC. From 1955 to 1979, the business expanded through the acquisition of a number of sawmills and related timber rights in the interior of British Columbia and the development of a small chain of home improvement stores. Recent key milestones in the Company's history are:

1979 Formation of the Quesnel River Pulp ("QRP") joint venture, in which West Fraser owned 50%, to construct and operate a pulp mill at Quesnel, BC. West Fraser's ownership increased to 100% in 2002.

1981 Acquisition of a 40% interest in Eurocan Pulp & Paper Co., which owned a linerboard and kraft paper mill at Kitimat, BC, two sawmills and partial interests in two joint-venture sawmills elsewhere in British Columbia. West Fraser's ownership was increased to 50% in 1984 and 100% in 1993.

1989 Formation of the ANC joint venture to construct and operate a newsprint mill at Whitecourt, AB, with West Fraser owning a 50% interest.

1995 Acquisition of the Blue Ridge sawmill and Ranger Board MDF plant both at Blue Ridge, AB and the Slave Lake Pulp mill at Slave Lake, AB.

1996 Operations begin at the WestPine MDF plant at Quesnel, BC.

1999 Acquisition of a plywood plant in Edmonton, AB and a veneer plant and stud mill at Slave Lake, AB.

2000 Acquisition of two sawmills in the southern United States.

2001 Acquisition of a sawmill at Chasm, BC.
Sale of timber plantations in Uruguay.
Sale of retail home improvement business.

2004 Acquisition of Weldwood, an integrated forest products business.

2006 Sale of Burns Lake and Decker Lake sawmills.
Operations begin at the new Quesnel, BC sawmill.
Agreement entered into to acquire 13 sawmills in the southern United States, expected to complete by the end of the first quarter of 2007.

Sales Revenue ($ millions) **Table I**

Year ended December 31	**2006**	**2005**	**2004**	**2003**	**2002**
Lumber	**1,756**	2,021	1,475	1,141	1,149
Panels	**475**	511	284	230	247
Pulp & Paper	**1,095**	1,045	641	550	590
Total	**3,326**	3,577	2,400	1,921	1,986

Fibre Supply

British Columbia

The Province owns about 95% of the timberland in British Columbia. Timber harvesting operations are regulated by the provincial government under various laws which empower the B.C. Ministry of Forests and Range to grant various forms of timber tenures, including forest licences, TFLs and timber sale licences.

A forest licence confers the right to harvest a specified volume of timber from public lands, and usually has a term of 15 years. A TFL has a term of 25 years and requires the licensee to manage a defined land area on a sustained-yield basis. Legislation covering these tenures enables the Province to offer replacement tenures at any time between the fourth and ninth anniversaries of the dates on which they were granted. Replacement of a forest licence or TFL is subject to satisfactory performance by the licensee and the entry into of an agreement between the licensee and the Province. The Province may also grant short-term, non-replaceable forest licences.

West Fraser's timber tenures are currently due for replacement and replacement documents have been received and accepted for approximately 20% of the Company's B.C. tenures. West Fraser expects most of the balance to be replaced in 2007. The Province is required to consult with interested aboriginal groups ("First Nations") before making replacement offers. This requirement has delayed the replacement process and may result in the addition of new terms and conditions to West Fraser's tenures, some of which could adversely affect the Company's timber harvesting rights.

The AAC of a tenure is determined by a licensee for a TFL and by the B.C. Ministry of Forests and Range for a forest licence. In all cases, the AAC must be approved by the Chief Forester of the Province. Annual cut levels are limited by five-year maximum levels.

The British Columbia *Forest Act* requires the Chief Forester of the Province to review the AAC for each timber supply area and TFL at least once every five years to ensure that it reflects current information, practices and government policies. The most recent review began in 2002 and is scheduled for completion in 2007. All tenures in which West Fraser has an interest are currently in compliance with their cut control requirements.

Effective March 31, 2003, the Province of British Columbia reduced the AAC allocated to holders of long-term tenures by 20%. Each specified corporate group holding timber tenures was subject to an overall 20% reduction with an exemption for the first 200,000 m^3 of AAC held. On June 30, 2006, the Company entered into a settlement agreement with the Province and received compensation of $31 million for the 1,275,000 m^3 reduction of timber rights and the loss of certain related assets.

Alberta

The Province owns more than 90% of the timberland in Alberta. Forest operations on public lands are regulated by the provincial government under the Alberta *Forests Act*, which empowers the Alberta Minister of Sustainable Resource Development to grant various forms of timber tenures, including FMAs, timber quotas and timber permits. An FMA gives the holder rights to establish, grow and harvest timber on a defined land area. An FMA generally has a 20-year term with further 20-year renewal periods. Each FMA requires the holder to periodically conduct a forest inventory and prepare a detailed forest management plan to determine the AAC and to have annual operating plans approved by the Minister.

A timber quota is renewable and gives the holder the right to harvest, during a period of 20 years, a specified percentage of the AAC of a Forest Management Unit, as determined by the Minister. In areas where there is no FMA, the Minister is responsible for completing a forest inventory, preparing a forest management plan and allocating a volume of timber to be harvested by each quota holder. A quota holder must obtain a timber licence issued by the Minister that describes the area planned for timber harvesting and the period during which the timber is to be harvested, usually three to five years. The volume of timber that may be harvested under a timber quota may be varied by the Minister and is generally subject to review by the Minister every five years.

Table II summarizes the timber tenures supplying the mills that West Fraser owns or in which it has an interest, the AAC and the actual harvest in 2006.

Timber Tenures (000 m^3) Table II

Location	Tenure[1]	Expiry	AAC[2]	Harvest[3]
B.C.	Long-term	2007-2025	5,175	5,658
	Short-term	2007-2015	905	665
Alberta	Coniferous Long-Term	2008-2026	4,284	4,638
	Deciduous Long-Term	2009-2019	975	918

1. Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.
2. Excludes 75,000 m^3 temporary reduction of AAC related to consent agreement entered into with the Competition Commissioner regarding the Weldwood acquisition.
3. Includes 390,000 m^3 related to interest in Burns Lake and Decker Lake sawmills, sold October 31, 2006.

Annual log requirements for West Fraser's Canadian sawmills, LVL plant and plywood facilities operating at the capacities described in this Annual Information Form total approximately 15 million m^3, of which approximately 70% can be obtained from the tenures described in Table II. The remaining requirements are met through a combination of direct or indirect purchases at government timber auctions, competitive bids on non-replaceable forest licences and agreements with First Nations' timber rights holders, community forest tenure holders and woodlot owners.

U.S. South

West Fraser's sawmills at Joyce, Louisiana and Huttig, Arkansas, consume approximately 1.3 million m^3 of logs annually, of which approximately 60% is supplied under a long-term agreement. The balance is obtained on the open market.

Harvesting Operations

All of West Fraser's harvesting operations are carried out by independent contractors and are supervised by the Company's woodlands staff to ensure compliance with the terms of applicable timber tenures, statutes and regulations, and with West Fraser's policies.

Reforestation

Timber tenures in British Columbia and Alberta require the holders to carry out reforestation to ensure the re-establishment of the forest after harvesting. Determining how to reforest a particular area is based on the climate, terrain, species and other factors affecting regeneration. Each of West Fraser's reforestation projects is planned and supervised by its forestry staff and is approved by the relevant government authority.

Stumpage

The Provinces of British Columbia and Alberta levy fees, commonly referred to as stumpage, on timber harvested on provincial land. Under the current system in Alberta, stumpage is principally tied to product prices. In B.C., stumpage is based on timber sales data derived from publicly auctioned timber. Prior to April 2006, stumpage in B.C. was based on the Statistics Canada lumber and wood chip price indices.

Wood Chip Supply

Substantially all West Fraser's wood chip requirements are supplied directly or indirectly from its own operations, which reduces its exposure to risks associated with wood chip price fluctuations and supply shortages. The fibre requirements of the Company's B.C. pulp and paper mills and MDF plant are met primarily by West Fraser's sawmilling operations in British Columbia. The Alberta MDF plant obtains its fibre from the Blue Ridge sawmill and other sawmills in the area. Most of the fibre requirements of the Slave Lake Pulp mill are available under the Slave Lake FMA, and additional fibre is obtained from industrial salvage and logs purchased from local suppliers and processed at Slave Lake's facilities. The Hinton Pulp mill obtains its fibre from the Hinton sawmill and other sawmills in the area, including those belonging to West Fraser. Almost all of the fibre requirements of ANC are obtained from local sawmills, including the Blue Ridge sawmill, through log-for-chip trading of logs harvested from ANC's tenures. The balance is obtained from direct fibre purchases.

Capital Expenditures and Acquisitions

West Fraser regularly invests in upgrading and expanding its facilities and operations. Table III shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions ($ millions) — Table III

Year ended December 31	2006	2005	2004	2003	2002
Lumber	**123**	147	95	56	84
Panels	**20**	24	10	5	12
Pulp & Paper	**66**	47	32	17	20
Corporate & Other	**3**	6	3	1	7
	212	224	140	79	123
Acquisitions	**—**	—	1,124	6	—
Total	**212**	224	1,264	85	123

Human Resources

At December 31, 2006, West Fraser employed approximately 6,900 individuals, including the Company's share of those in joint venture operations. Total remuneration paid to these employees in 2006 was approximately $485 million. Approximately 50% of West Fraser's employees are covered by collective agreements. Certain of these agreements expire in each of 2007, (covering 1% of employees), 2008 (covering 20% of employees) and 2009 (covering 27% of employees).

Markets

West Fraser's products are sold in markets open to a number of companies with similar products. Purchasing decisions by customers are based on price, quality and service. Prices and sales volumes are influenced by general economic conditions. Table IV shows selected average benchmark prices for the past five years for products of the type produced by West Fraser, although these prices do not necessarily reflect the prices obtained by West Fraser.

Average Benchmark Prices (In US $ except plywood) — Table IV

	2006	2005	2004	2003	2002
2 x 4 random length SPF (per Mfbm)[1]	**296**	353	394	277	270
SYP #2 West 2 x 4 (per Mfbm)[2]	**330**	422	387	331	302
Plywood (per Msf 3/8" basis)[3] Cdn $	**366**	387	531	442	405
MDF (per Msf 3/4" basis)[4]	**445**	414	392	365	355
Newsprint (per tonne)[5]	**655**	600	544	493	455
NBSK (per tonne)[6]	**721**	646	640	553	488
Linerboard (per tonne)[7]	**554**	472	461	404	443

Sources:
1. Random Lengths - 2 x 4, #2 & Better - Net FOB mill.
2. Random Lengths - 2 x 4 - Net FOB mill Westside.
3. Crow's Market Report - Delivered Toronto.
4. Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.
5. Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint.
6. Resource Information Systems, Inc. - U.S. list price, delivered U.S.
7. Pulp & Paper Week - Unbleached linerboard kraft, East.

Research and Development

West Fraser supports industry research and development organizations, and conducts research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications.

Lumber

Capacity and Production (MMfbm)[1] Table V

	2006	2005	2004	2003	2002
Capacity — year-end	**4,400**	4,700	3,030	2,860	2,600
Production:					
Quesnel	**336**	366	378	368	337
Quesnel Finger-Joint	**14**	15	15	14	15
Williams Lake	**241**	244	239	222	197
Smithers	**309**	301	289	264	224
Chetwynd	**245**	250	250	244	232
Fraser Lake	**334**	321	349	336	269
Terrace	**92**	90	81	36	83
Chasm	**284**	283	254	229	138
Houston[2]	**358**	339	165	154	148
Burns Lake[2,3]	**222**	282	87	84	81
Decker Lake[2,3]	**65**	75	24	22	21
Northstar[2]	**167**	158	—	—	—
100 Mile[2]	**285**	245	—	—	—
Blue Ridge	**298**	283	289	273	264
Slave Lake	**23**	24	24	26	27
Red Earth[4]	—	37	26	23	28
Hinton[2]	**271**	268	—	—	—
Sundre[2]	**253**	243	—	—	—
Huttig	**177**	168	113	110	101
Joyce	**212**	220	189	189	182
Total Production	**4,186**	4,212	2,772	2,594	2,347

1. Table reflects 100% capacity and production for consolidated operations. For years prior to 2005, Houston, Burns Lake and Decker Lake were accounted for as joint ventures and therefore figures reflect West Fraser's ownership percentage.
2. Mills acquired December 31, 2004.
3. Includes production to October 31, 2006, when the Company's interest in these mills was sold.
4. Shut down September 2005.

Operations:

West Fraser produces lumber and by-product wood chips from 16 sawmills and has a plant at Quesnel which produces finger-jointed studs out of by-product trim blocks. The Company also has a wood-treating facility at the Sundre sawmill.

Sales:

Lumber produced at West Fraser's Canadian sawmills and sold to North American customers is marketed and sold from the Company's sales office in Quesnel, BC, while sales to offshore markets are made from an export sales office in Vancouver, BC. Offshore sales activities are complemented by customer service offices in Japan and China. Lumber produced at West Fraser's two U.S. sawmills is marketed by a sales group in West Monroe, Louisiana.

West Fraser sells lumber to wholesale distributors, buying cooperatives, lumber brokers, retailers and remanufacturers, as well as to lumber treating businesses. From time to time, the Company purchases lumber for resale in order to meet the timing, quantity or quality requirements of its customers.

In 2006, approximately 73% of lumber sales by value were made to customers in the United States, 20% to customers in Canada and 7% to customers in Asia, predominantly Japan. Most lumber shipments to North American customers were made by rail, although some were by truck or ocean carriers. Offshore shipments were through public terminals in Vancouver.

Panels

Capacity and Production — Table VI

	2006	2005	2004	2003	2002
MDF (MMsf 3/4" basis)					
Capacity — year-end	**300**	300	290	270	250
Production:					
Ranger Board	**155**	158	155	149	138
WestPine	**133**	136	130	112	111
Total Production	**288**	294	285	261	249
Plywood (MMsf 3/8" basis)					
Capacity — year-end	**820**	820	280	270	260
Production:					
Alberta Plywood	**262**	251	249	248	235
Williams Lake[1]	**239**	248	—	—	—
Quesnel[1]	**227**	222	—	—	—
Total Production	**728**	721	249	248	235
LVL (Mcf)[1]					
Capacity — year-end	**3,200**	3,200	—	—	—
Total Production	**3,000**	3,179	—	—	—

1. Acquired December 31, 2004.

Operations:

West Fraser's panel operations include two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, three plywood mills that primarily produce standard softwood sheathing plywood, an LVL mill and a veneer mill which produces veneer for use solely in West Fraser's plywood and LVL plants.

Sales:

MDF is marketed under the names "Ranger™" and "WestPine™" out of West Fraser's Edmonton, AB sales office and through distributors under the direction of West Fraser's sales personnel. Plywood is marketed out of the Company's sales office in Quesnel to retail outlets, wholesale distributors, remanufacturers and treating businesses. LVL is marketed out of the Company's Calgary, AB sales office primarily to independent distributors and manufacturers.

In 2006, approximately 63% of MDF sales by value were made to customers in the U.S., 31% to customers in Canada and 6% to customers in Asia; approximately 90% of plywood sales by value were made to Canada, 9% to the United States and the balance to offshore customers; and approximately 54% of LVL sales by value were made to U.S. customers and the balance to Canadian customers. Shipments to North America were by both rail and truck and offshore shipments were by bulk and container vessels.

Pulp and Paper

Pulp

Capacity and Production (Mtonnes) — Table VII

	2006	2005	2004	2003	2002
BCTMP					
Capacity — year-end	**580**	555	550	550	540
Production:					
QRP[1]	**343**	334	307	310	190
Slave Lake Pulp	**218**	218	215	213	207
Total Production	**561**	552	522	523	397
NBSK					
Capacity — year-end	**485**	585	—	—	—
Production:					
Hinton[2,3]	**381**	420	—	—	—
Cariboo[2,4]	**162**	161	—	—	—
Total Production	**543**	581	—	—	—

1. Additional 50% ownership of QRP acquired November 1, 2002.
2. Acquired December 31, 2004.
3. Reflects closure of #1 line at Hinton Pulp in 2006.
4. Reflects West Fraser's share of ownership.

Operations:

West Fraser produces BCTMP, primarily from aspen, at the Slave Lake pulp mill and BCTMP, primarily from softwood, at the QRP mill. These pulps are used by paper manufacturers to produce printing and writing papers, paperboard products and a variety of other paper grades. NBSK is produced at the Hinton and Cariboo pulp mills and is used by paper manufacturers to produce a variety of paper products, including printing and writing papers and tissue products.

Sales:

Both BCTMP and NBSK are marketed out of West Fraser's pulp and paper sales office in Vancouver, BC. In 2006, approximately 43% of the combined pulp sales by value were sold to customers in North America, 40% to customers in Asia and the Far East, 11% to customers in Europe and the balance to other offshore customers. Shipments within North America were primarily by rail and pulp sold to offshore customers was transported by rail to Vancouver and then shipped by bulk and container vessels.

Linerboard and Kraft Paper

Capacity and Production (Mtonnes) — Table VIII

	2006	2005	2004	2003[1]	2002
Capacity — year-end	**470**	450	450	450	450
Production:					
Linerboard	**338**	337	341	205	305
Kraft Paper	**121**	112	105	75	105
Total Production	**459**	449	446	280	410

1. Production affected by a strike.

Operations:

West Fraser produces unbleached linerboard and kraft paper at its Kitimat mill. Linerboard is produced in basis weights ranging from 125 to 400 grams per square metre, and distributed worldwide to producers of corrugated shipping containers. Kraft paper is manufactured in basis weights ranging from 60 to 147 grams per square metre and used in producing multi-wall industrial sacks and in various specialty products.

Sales:

Linerboard and kraft paper are marketed out of West Fraser's office in Vancouver, BC. Most overseas sales are arranged through the worldwide sales network of Stora Enso Oyj under a long-term agency agreement.

In 2006, approximately 30% of all sales by value were made to customers in North America, 22% to customers in Asia and the Far East, 14% to customers in Europe, and the balance to customers in other markets. Sales to North American customers were shipped by a combination of barge, rail and truck. Offshore sales were either shipped directly from Kitimat via bulk vessels or barged to Vancouver for shipment by container vessels.

Newsprint

Capacity and Production[1] (Mtonnes) **Table IX**

	2006	2005	2004	2003	2002
Capacity — year-end	135	135	135	133	130
Total Production	125	130	135	127	128

1. Reflects West Fraser's 50% share of ownership.

Operations:

The ANC mill in Whitecourt, AB produces standard newsprint in two basis weights: 45 and 48.5 grams per square metre.

Sales:

Newsprint is sold to various publishers in North America through a partnership owned indirectly by the ANC owners. In 2006, approximately 74% of all sales by value were made to customers in the United States and the balance to customers in Canada.

Risk Factors

A detailed discussion of risk factors is included in "Management's Discussion & Analysis - Risks and Uncertainties", which is incorporated herein by reference.

External Issues Affecting West Fraser's Business in 2006

Economic Conditions

West Fraser's earnings are sensitive to changes in world economic conditions, primarily those in North America, Europe and Asia. Most of the Company's revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in foreign currencies, mainly U.S. dollars, currency exchange fluctuations are a major factor.

Softwood Lumber Agreement

Effective October 12, 2006, a Softwood Lumber Agreement between Canada and the United States (the "SLA 2006") came into force, and has a term of seven years which may be extended for another two years by agreement. After the initial 18 months of the term, either party may terminate the SLA 2006 by providing not less than 6 months notice to the other.

Under the SLA 2006, the Company is no longer required by the United States to deposit countervailing and antidumping duties on softwood lumber shipped to the U.S., but will instead pay export taxes to Canada. These export taxes will range from 0% — 15% for producers in the provinces of B.C. and Alberta, and will vary depending on the reference lumber price. Also, subject to U.S. lumber consumption and the volume of lumber shipments from B.C. and Alberta to the U.S., an additional 50% surcharge on the applicable export tax may be levied.

Energy

West Fraser's exposure to energy costs includes the cost to purchase electricity, natural gas, gasoline, diesel fuels, resins and other natural gas-based chemicals and supplies, and fuel surcharges on purchased transportation.

In British Columbia, electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, West Fraser is effectively hedged against electricity market price fluctuations for a substantial volume of its electricity consumption through ownership of a fixed long-term power purchase agreement that provides electricity based on generation costs and inflation.

The Company's pulp and paper operations are significant consumers of energy. However, both the Hinton and Cariboo pulp mills have cogeneration facilities that produce electricity to satisfy a considerable portion of their energy requirements. In January 2007, the Kitimat mill completed a cogeneration project that will supply a portion of its electricity requirements.

Environment

West Fraser's operations are subject to various federal, provincial, state and local environmental protection laws and regulations both in Canada and the United States. The Company has internal programs under which all forestry and manufacturing operations are audited for compliance with applicable laws and standards, and with West Fraser's management systems. All of the Company's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards. The Safety & Environment Committee of the Company's Board of Directors participates in reviews of environmental matters and makes recommendations to the Board from time to time. The Committee also periodically tours selected West Fraser operations. West Fraser has adopted an Environmental Policy, a copy of which is contained in the Company's Annual Report.

First Nations Claims

The potential existence of aboriginal title and rights over substantial portions of British Columbia, including areas where the Company's timber tenures are located, has created uncertainty with respect to property rights and natural resource development in the Province. The Supreme Court of Canada (the "SCC") determined in 1997 that First Nations may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. Very few areas of British Columbia are the subject of such treaties.

In 2004, the SCC confirmed that the Crown must consult with First Nations before authorizing any activity that might infringe on their interests in certain circumstances and, when appropriate to do so, seek to accommodate those interests by minimizing interference with them. Authorizations requiring consultation may include approval of cutting permits and required ministerial action relating to the transfer or renewal of Crown timber harvesting tenures. The process of consultation and, when appropriate, accommodation is currently not clearly defined, creating some uncertainty with respect to Crown timber harvesting rights held by forestry companies in British Columbia, including West Fraser.

Failure of the government of British Columbia to adequately discharge its obligations to First Nations may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. This uncertainty may be alleviated by the steps the Province has been taking in its "New Relationship" with First Nations, its policy of entering into Forest and Range Agreements with First Nations across the province, the negotiation of treaties with First Nations, and further judgments of the courts. At this time, the Company cannot predict whether First Nations claims will have a material adverse affect on its timber harvesting rights or on its ability to exercise or renew them, or secure other timber harvesting rights.

Capital Structure

Share Capital and Market for Securities

The authorized share capital of the Company consists of 230,000,000 shares divided into:

(a) 200,000,000 Common shares,

(b) 20,000,000 Class B common shares, and

(c) 10,000,000 Preferred shares, issuable in series.

The Common shares and Class B common shares are equal in all respects, including the right to dividends, except that each Class B common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT. As at December 31, 2006, the issued share capital consisted of 37,886,731 Common shares and 4,885,206 Class B common shares.

Market for Securities

The following table sets forth market prices and trading volumes of the Company's Common shares on the Toronto Stock Exchange for each month of 2006 and 2005.

Table X

	2006				2005	
	High	Low	Close	Volume (000's)	Close	Volume (000's)
January	41.77	39.22	39.50	952	47.10	1,641
February	42.45	37.31	42.00	879	52.27	1,016
March	42.50	39.99	41.85	2,307	50.80	1,413
April	44.00	41.36	43.20	1,411	45.00	1,090
May	43.34	36.62	37.15	1,067	46.37	1,288
June	39.00	36.25	37.50	681	47.25	705
July	40.14	35.51	37.52	766	48.01	844
August	39.12	34.85	37.10	791	46.75	1,091
September	37.96	35.68	35.68	711	44.44	848
October	38.45	35.70	37.50	1,070	40.95	849
November	43.50	37.01	42.99	1,311	41.25	628
December	43.55	40.56	41.38	775	41.22	1,440
Total				12,721		**12,853**

Source: www.tradingdata.tsx.com.

Dividends

The declaration and payment of dividends is within the discretion of the Board of Directors of the Company. Historically, dividends have been declared on a quarterly basis payable after the end of each quarter. In each of 2004, 2005 and 2006, the Company declared cash dividends of $0.56 per Common share and Class B common share. There can be no assurance that dividends will continue to be declared and paid by the Company in the future as the discretion of the Board of Directors will be exercised from time to time taking into account the circumstances of the Company at the time.

Transfer Agent

West Fraser's transfer agent and registrar is CIBC Mellon Trust Company with registers of transfers in Vancouver and Toronto.

Experts

West Fraser's auditors are PricewaterhouseCoopers LLP ("PwC"), who prepared the Auditors' Report included with the Company's Consolidated Financial Statements for the year ended December 31, 2006. PwC has confirmed that it is independent with respect to the Company, within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, as of February 15, 2007.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, British Columbia	Chairman of the Board, President and Chief Executive Officer	September 16, 1985
Clark S. Binkley[1, 3 & 4] Cambridge, Massachusetts	Managing Director, International Forestry Investment Advisors (advisory services)	February 13, 1992
J. Duncan Gibson[1, 2 & 4] Toronto, Ontario	Investor	April 29, 1997
William H. Ketcham[3 & 4] New York, New York	Managing Director, Serafin Partners LLP (private investment)	April 23, 2002
William P. Ketcham[1 & 4] Seattle, Washington	Chairman of the Board, Henry H. Ketcham Lumber Co., Inc. (private investment)	December 1, 1966
Harald H. Ludwig[2 & 4] West Vancouver, British Columbia	President, Macluan Capital Corporation (diversified private equity investments)	May 2, 1995
Brian F. MacNeill[2, 4 & 5] Calgary, Alberta	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)	September 19, 2000
Robert L. Phillips[3 & 4] Vancouver, British Columbia	Corporate Director	April 28, 2005
Janice G. Rennie[1, 3 & 4] Edmonton, Alberta	Corporate Director	April 28, 2004

1. Member of the Audit Committee.
2. Member of the Compensation Committee.
3. Member of the Safety & Environment Committee.
4. Member of the Governance & Nominating Committee.
5. Lead Director.

Each director has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Clark S. Binkley who before April 2005 was Senior Vice President, Hancock Natural Resource Group Inc.; William H. Ketcham who, before March 2005 was a Managing Director of Fortress Investment Group, before August 2003 was the managing partner of Serafin Partners, LLP and before December 2002 was Vice-President, Apex Learning Inc.; William P. Ketcham who before January 2005 was also the President of Henry H. Ketcham Lumber Co., Inc.; Robert L. Phillips who before July 2004 was President and Chief Executive Officer of the BCR Group of Companies; and Janice G. Rennie who from September 2004 to September 2005 was Senior Vice President, Human Resources and Organizational Effectiveness with EPCOR Utilities Inc. and before September 2004 was Principal of Rennie and Associates. The term of office of each director will expire at the conclusion of the Company's next annual general meeting.

Officers

Name and Municipality of Residence	Office Held/Principal Occupation
Henry H. Ketcham Vancouver, British Columbia	Chairman, President and Chief Executive Officer
Gerald J. Miller Vancouver, British Columbia	Executive Vice-President, Operations
Martti Solin West Vancouver, British Columbia	Executive Vice-President, Finance, Corporate Development and Chief Financial Officer
Gary W. Townsend Quesnel, British Columbia	President, Solid Wood Products
D. Wayne Clogg Victoria, British Columbia	Vice-President, Woodlands
Rodger M. Hutchinson West Vancouver, British Columbia	Vice-President, Corporate Controller
William H. LeGrow Coquitlam, British Columbia	Vice-President, Transportation and Energy
Christopher D. McIver Quesnel, British Columbia	Vice-President, Lumber Sales
Edward R. Seraphim North Vancouver, British Columbia	Vice-President, Pulp and Paper
Zoltan F. Szucs Coquitlam, British Columbia	Vice-President, Panelboard
Larry S. Hughes Vancouver, British Columbia	Secretary Partner, Lang Michener LLP (lawyers)

Each officer has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Gerald J. Miller, who before February 15, 2007 was Executive Vice-President, Pulp and Paper and before 2005 was Group Vice-President, Pulp and Paper and Vice-President, Administration; Martti Solin, who before February 15, 2007 was Executive Vice-President, Finance and Chief Financial Officer and before 2005 was Vice-President, Finance and Chief Financial Officer; Gary W. Townsend, who before February 15, 2007 was Exective Vice-President, Solid Wood Products and before 2005 was Group Vice-President, Lumber Operations; Rodger M. Hutchinson, who before 2003 was Corporate Controller; Edward R. Seraphim, who before February 15, 2007 was Vice-President, Pulp and Paper Sales and Christopher D. McIver who from January 2005 to December 2005 co-managed the lumber sales department integration effort and before January 2005 was MDF Operations Manager.

Shareholdings of Directors and Officers

As at December 31, 2006, the directors and senior officers of the Company as a group, beneficially owned directly, or exercised control or direction over 5,598,309 Common shares and 1,911,794 Class B common shares, being 15% of the outstanding Common shares, 39% of the outstanding Class B common shares and 18% of the outstanding voting shares of the Company.

Governance

Corporate governance is guided by West Fraser's Corporate Governance Policy, a copy of which may be viewed on the Company's web site: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of all non-management directors which provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning as well as all other corporate governance matters and practices. At each meeting of the Board during 2006, the Committee met without management representatives present and reviewed these and other issues.

Audit Committee

The Audit Committee of the Company's Board of Directors assists the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit process. The full text of the Audit Committee's Charter is set out below.

Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on December 9, 2003.

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company's financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

- Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company's financial statements.
- Review interim financial reports (including financial statements, management's discussion and analysis and related news releases) with management and the auditors before filing with regulators and consider whether they are complete and consistent with the information known to Committee members.
- Understand how management develops interim financial information, and the nature and extent of auditor involvement.
- Review with management and the auditors the results of the audit, including any difficulties encountered.
- Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles and provide a recommendation to the Board with respect to the approval of the statements.
- Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

- Consider the effectiveness of the Company's internal control over annual and interim financial reporting, including information technology security and control.
- Understand the scope of the auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Audit

- Review the auditors' proposed audit scope and approach.
- Review the performance of the auditors, and provide recommendations to the Board with respect to the nomination of the auditors for appointment and remuneration.
- Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

Compliance

- Review the effectiveness of the system for monitoring compliance with financial reporting and disclosure laws and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

- Regularly report to the Board about Committee activities, issues and related recommendations.
- Provide an open avenue of communication between the auditors and the Board.
- Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

- Institute and oversee special investigations as needed.
- Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.
- Be available to receive and deal with, on a confidential basis, reports, complaints or other communications from officers or employees of the Company.
- Perform other activities related to this charter as requested by the Board.
- Review and assess the adequacy of the Committee Charter annually, requesting Board approval for proposed changes.
- Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.
- Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

- The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.
- The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.
- The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.
- Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member's responsibilities as an Audit Committee member. All members of the Audit Committee are considered "independent" and "financially literate" within the meaning of MI 52-110.

J. Duncan Gibson

Mr. Gibson holds a Bachelor of Commerce and a Masters of Business Administration. His career spanned 27 years with the Toronto-Dominion Bank, including nine years in the Corporate Banking, U.S. Division, and as Vice Chairman with responsibility for the Commercial Banking Division.

Clark S. Binkley

Mr. Binkley holds a Bachelor of Arts in Applied Mathematics and a PhD in Forestry and Environmental Studies. He was recently the Chief Investment Officer of the world's largest private equity timberland investment firm. He has served as a director of public and private forest products companies.

William P. Ketcham

Mr. Ketcham, as one of West Fraser's founders, has been involved in the Company's financial affairs since it was established in 1955. He has served as a director and member of the Audit Committee continuously since the Company's first public offering in 1986.

Janice G. Rennie

Mrs. Rennie, who holds a Bachelor of Commerce, is a Chartered Accountant. She was elected as Fellow of the Chartered Accountants in 1998. Mrs. Rennie has chaired or been a member of several audit committees of public companies, including Nova Chemicals Inc., Weldwood of Canada Limited, EPCOR Utilities Inc., Canadian Hotel Income Properties REIT and Matrikon Inc.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by the Company's independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors ($ thousands) — **Table XI**

	Audit Fees[1]	Audit-Related Fees[2,3]	Tax Fees[2]	All Other[2]
2006	**930**	**173**	**417**	**36**
2005	875	202	260	82

1. Represents actual and estimated fees related to fiscal year ends.
2. Represents fees invoiced in the fiscal year.
3. For assurance and related services that are reasonably related to the performance of the audit but are not reported as "Audit Fees".

Material Contracts

On November 29, 2006, West Fraser entered into an agreement to acquire 13 sawmills for approximately US$ 325 million, subject to certain post-closing adjustments. The transaction will include the assignment of multi-year market price log supply agreements which are expected to provide approximately 15% of the acquired mills' current requirements and the entry into and assumption of long-term agreements to sell residual wood chips to the seller of the sawmills at market prices. The transaction will result in the termination of certain pulp supply contracts which were entered into as part of West Fraser's 2004 acquisition of Weldwood.

In 2006, the Company sold its interest in one of two power purchase agreements to which it was a party and concurrently acquired a greater interest in the remaining agreement. This was intended to allow West Fraser to substantially hedge a constant rate of power output until 2020, at which time the agreement expires.

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year term to a $500 million 5-year term. In 2006, West Fraser obtained a commitment to increase the operating facility to $600 million with a new maturity in 2012 and to create a 3-year term facility in the amount of $100 million to provide funding for the purchase of the 13 U.S. sawmills. Definitive loan documents are expected to be entered into during the first quarter of 2007.

Legal Proceedings

As a condition to the implementation of the SLA 2006, both the United States and Canadian governments agreed to terminate all outstanding litigation, which covered proceedings before the World Trade Organization, the North American Free Trade Agreement, U.S. agencies and U.S. courts, including the West Fraser de minimus dumping rate case. There are a number of outstanding proceedings and appeals related to the recent softwood lumber dispute that are expected to be discontinued or terminated.

Incorporation by Reference

The sections of the Company's Annual Report entitled "Management's Discussion & Analysis" and "Six-Year Review" are incorporated herein by reference.

Additional Information

When securities of the Company are in the course of distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company will, upon request, provide to any person:

(a) one copy of this Annual Information Form, together with one copy of any document, or of the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(b) one copy of the comparative consolidated financial statements of the Company for the year ended December 31, 2006, together with the accompanying auditors' report, and one copy of each interim consolidated financial statement of the Company prepared after December 31, 2006;

(c) one copy of the Information Circular for the annual general meeting of the Company to be held on April 25, 2007; and

(d) one copy of each other document that is incorporated by reference in the short form prospectus or the preliminary short form prospectus and is not described above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase its securities, is contained in the Company's Information Circular. Additional financial information is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2006.

Copies of this Annual Information Form and the documents incorporated by reference therein, the comparative consolidated financial statements of the Company (including the auditors' report) for the year ended December 31, 2006, each consolidated interim financial statement prepared after December 31, 2006, the Company's Information Circular and Annual Report may be obtained at any time upon request from the Company, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This Annual Information Form, the Company's Annual Report and additional information concerning the Company may also be obtained on the web site: www.westfraser.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

The following discussion and analysis should be read in conjunction with the annual audited consolidated financial statements and accompanying notes. The annual audited financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless otherwise indicated. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

This report of management's discussion and analysis contains historical information, descriptions of current circumstances and statements about potential future developments. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader but the accuracy of these statements depends on a number of assumptions and is subject to various risks and uncertainties. These statements are not guaranteed by the Company and actual outcomes and results will depend on a number of factors that could affect the ability of the Company to execute its business plans, including those matters described under "Risks & Uncertainties", and such outcomes and results may differ materially from those anticipated or projected. Accordingly, readers should exercise caution in relying upon forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Throughout this report, reference is made to EBITDA (defined as operating earnings plus amortization of property, plant, equipment and timber, plus restructuring charges), which the Company considers to be a key performance indicator. EBITDA is not a generally accepted earnings measure and should not be considered as an alternative to earnings or cash flows as determined in accordance with Canadian generally accepted accounting principles. As there is no standardized method of calculating EBITDA, the Company's use of the term may not be directly comparable with similarly titled measures used by other companies.

The information in this report is as at February 15, 2007, unless otherwise indicated.

U.S. Sawmill Acquisition

On November 29, 2006, West Fraser Timber Co. Ltd. (the "Company" or "West Fraser") entered into an agreement with International Paper Company ("IP") to acquire 13 sawmills for approximately US $325 million, subject to certain post-closing adjustments. U.S. regulatory approval was granted January 4, 2007 and the transaction, which is subject to customary conditions, is expected to close at the end of March, 2007.

The 13 mills, which are located in North and South Carolina, Georgia, Florida, Alabama, Arkansas and Texas, employ approximately 2,200 people and have a combined annual production capacity of approximately 1.8 billion board feet of southern yellow pine lumber. At closing, West Fraser is expected to become the second largest lumber producer in North America with combined Canadian and U.S. production capacity of approximately 6.2 billion board feet.

The transaction will include the assignment of multi-year market price log supply agreements which are expected to provide, in aggregate, approximately 15% of the acquired mills' current requirements. West Fraser will also enter into or assume long-term agreements to sell residual wood chips at market prices. The transaction will result in the termination of two pulp supply contracts for 170,000 tonnes per year, which were entered into as part of West Fraser's 2004 acquisition of Weldwood of Canada Limited ("Weldwood"). The termination of the contracts is not expected to have a material impact on West Fraser.

Financing, Synergies and Current Operations

West Fraser intends to finance the acquisition with cash on hand and available lines of credit. In assessing the acquisition, West Fraser established US $23 million in annual pre-tax synergies as a target to be achieved by the end of the third year after closing. Synergies are expected to be achieved by implementing best practices and by centralizing U.S. sales and administrative offices.

Activities to Date

Since the announcement of the transaction, West Fraser has established an organizational structure to manage the U.S. operations and announced plans to consolidate U.S. administrative and sales functions in Memphis, Tennessee. The Company is also carrying out the planning phase of the systems integration process, although activities will be limited until after closing.

Softwood Lumber Agreement

On July 1, 2006, the Canadian and U.S. governments agreed to the basic terms of a Softwood Lumber Agreement (the "SLA 2006"), which came into force on October 12, 2006. Under the agreement, the U.S. terminated the existing duty deposit requirements on Canadian softwood lumber shipments to the U.S. and agreed to return all duty deposits made to date, with interest. In return, Canadian producers were required to pay approximately $1 billion, which equated to 18.06% of the returned duties plus interest received up to October 12, 2006 (the "Special Charge"), to the Canadian government to be forwarded to the U.S. government for further distribution. Parties in Canada and the U.S. agreed to withdraw all related litigation and the U.S. industry agreed to waive its rights to file any other proceedings while the SLA 2006 is in effect.

Also under the agreement, the Canadian provinces were required to choose one of two options with respect to lumber shipments to the U.S.: to pay to the Canadian government either a variable export tax based on price or a lower variable export tax but subject to a quota on total shipments. B.C. and Alberta elected the export tax only option, which results in West Fraser's Canadian lumber operations being subject to the following export taxes:

Table XII

Prevailing price[1]	Export Tax (%)
Over US $355	Nil
US $336 — $355	5
US $316 — $335	10
US $315 or under	15

1. Based on Random Lengths Framing Lumber Composite Price (the "Reference Price").

Also, if monthly shipments from specified regions in B.C. or from Alberta, as export tax only regions, exceed a certain trigger volume as defined in the SLA 2006, a surge mechanism (the "Surge") will cause a 50% increase in the applicable export tax rate for that month.

From the date the SLA 2006 came into force until February 15, 2007 shipments to the U.S. from B.C. and Alberta resulted in a 15% export tax being incurred. The tax rate will be re-determined monthly based on a four-week average Reference Price that is published 21 days prior to the start of any given month. The Surge will be calculated monthly based on trailing U.S. lumber consumption.

Fourth Quarter Results

Table XIII

	Q4 - 2006	Q4 - 2005
Production		
Lumber — MMfbm	910	1,011
MDF — MMsf (3/4" basis)	67	75
Plywood — MMsf (3/8" basis)	172	176
LVL — Mcf	655	737
BCTMP — Mtonnes	138	136
NBSK — Mtonnes	141	153
Linerboard and Kraft Paper — Mtonnes	117	113
Newsprint — Mtonnes	31	29
Shipments		
Lumber — MMfbm	1,000	1,004
MDF — MMsf (3/4" basis)	55	74
Plywood — MMsf (3/8" basis)	163	162
LVL — Mcf	526	733
BCTMP — Mtonnes	108	165
NBSK — Mtonnes	136	149
Linerboard and Kraft Paper — Mtonnes	114	120
Newsprint — Mtonnes	29	29
Sales — $ millions		
Lumber	358	443
Panels	102	120
Pulp & Paper	267	269
Total	727	832
Operating earnings — $ millions		
Lumber	354	35
Panels	(5)	2
Pulp & Paper	19	(12)
Corporate & Other	(10)	6
Total	358	31
EBITDA — $ millions	427	95
Amortization — $ millions	(69)	(64)
Operating earnings — $ millions	358	31
Interest income (expense) — $ millions	43	(10)
Exchange loss on long-term debt — $ millions	(14)	—
Other income (expense) — $ millions	46	(4)
Provision for income taxes — $ millions	(137)	(8)
Earnings — $ millions	296	9
$CDN/$US — average	1.14	1.17

Average Benchmark Prices (in US $, except Plywood)	Q4 - 2006	Q4 - 2005
2 x 4 random length SPF (per Mfbm)[1]	**245**	327
SYP #2 West 2 x 4 (per Mfbm)[2]	**267**	418
Plywood (per Msf 3/8" basis)[3] Cdn $	**367**	389
MDF (per Msf 3/4" basis)[4]	**462**	407
Newsprint (per tonne)[5]	**654**	627
NBSK (per tonne)[6]	**770**	637
Linerboard (per tonne)[7]	**568**	468

Sources:
1. Random Lengths - 2 x 4, #2 & Better - Net FOB mill.
2. Random Lengths - 2 x 4 - Net FOB mill Westside.
3. Crow's Market Report - Delivered Toronto.
4. Resource Information Systems, Inc. - MDF western U.S. - Net FOB mill.
5. Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint.
6. Resource Information Systems, Inc. - U.S. list price, delivered U.S.
7. Pulp & Paper Week - Unbleached linerboard kraft, East.

Selected Quarterly Information

($ millions, except earnings per share ("EPS") amounts which are in $) Table XIV

	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05
Sales	**727**	**809**	**888**	**902**	832	890	953	902
Earnings	**296**	**(8)**	**104**	**6**	9	18	38	43
Basic EPS — $	**6.93**	**(0.19)**	**2.43**	**0.14**	0.20	0.42	0.89	1.00
Diluted EPS — $	**6.87**	**(0.19)**	**2.41**	**0.14**	0.20	0.42	0.88	0.99

Operating earnings for the fourth quarter of 2006 include $387 million of duty refunds recorded as the result of the settlement of the softwood lumber dispute. Fourth quarter results, excluding the duty refund, would have been an operating loss of $29 million compared to operating earnings of $31 million in the fourth quarter of 2005. The decrease was mainly due to lower lumber and plywood prices, offset partially by higher pulp and paper prices, lower natural gas costs and lower export taxes in 2006 compared to duties in 2005.

Interest expense for the quarter was $7 million compared to $10 million for the fourth quarter of 2005. The decrease was due to interest earned on cash deposits and lower debt levels. In addition, softwood lumber duty refund interest of $50 million was recorded in earnings in the quarter.

During the quarter, West Fraser sold its interest in the Burns Lake and Decker Lake sawmills and associated harvesting rights for net proceeds of $79 million, subject to adjustment, resulting in a gain of $22 million. In addition, logging operations in Hinton, AB were sold for $2 million (see note 5 to the accompanying financial statements).

The change in value of the Canadian dollar relative to the U.S. dollar in the fourth quarter resulted in an exchange loss of $14 million on the Company's U.S. denominated long-term debt. Also, other income included a $19 million gain on the translation of U.S. dollar cash, receivables and U.S. operations, compared to a $4 million translation loss in the fourth quarter of 2005.

During the fourth quarter, West Fraser reallocated a portion of the gain on the sale of a power purchase agreement to better reflect historic consumption of electricity. Accordingly, $10 million was transferred from the pulp and paper segment of which $8 million was attributed to the panel segment and $2 million to the lumber segment.

Excluding the $387 million duty refund, lumber operations had an operating loss of $33 million compared to operating earnings of $35 million in the fourth quarter of 2005. The $68 million reduction was primarily due to lower lumber prices offset partially by lower export taxes in 2006 compared to duties in 2005. Lower production volumes in the fourth quarter of 2006 compared to the fourth quarter of 2005 were primarily due to the disposal of the Company's interest in the Burns Lake and Decker Lake sawmills on October 31, 2006.

Operating earnings of the panel segment were $7 million lower in the quarter compared to the fourth quarter of 2005 partially due to lower plywood prices, higher plywood production costs resulting from operating issues and higher log costs. MDF prices were higher during the quarter than in the fourth quarter of 2005, but that benefit was partially offset by lower production and shipments.

Pulp and paper operating earnings were higher by $31 million in the fourth quarter of 2006 than in the fourth quarter of 2005, mostly due to price increases and lower natural gas costs offset partially by increased fibre costs and decreased shipment volumes for BCTMP. Fourth quarter NBSK production declined mostly as a result of the closure during the quarter of the #1 pulp machine at Hinton Pulp.

Annual Results

Revenue and Earnings Comparison ($ millions, except as stated) — Table XV

Year ended December 31	2006	2005	2004
Sales by Segment			
Lumber	1,756	2,021	1,475
Panels	475	511	284
Pulp & Paper	1,095	1,045	641
Total	3,326	3,577	2,400
EBITDA	682	447	442
Amortization	(252)	(255)	(154)
Restructuring charge	(38)	—	—
Operating earnings	392	192	288
Operating Earnings by Segment			
Lumber	400	206	298
Panels	13	27	45
Pulp & Paper	(6)	(30)	(15)
Corporate & Other	(15)	(11)	(40)
Total	392	192	288
Less certain unusual items:			
Duty refund	(387)	—	—
Restructuring charge	38	—	—
Adjusted Operating Earnings[1]	43	192	288
Earnings	398	108	212
Basic EPS — $	9.31	2.52	5.75
Diluted EPS — $	9.23	2.49	5.36
Cash dividends per share — $	0.56	0.56	0.56
Total assets	4,018	3,634	3,927
Long-term debt	628	628	886
$CDN / $US — average	1.13	1.21	1.30

1. Adjusted Operating Earnings refers to total operating earnings less certain unusual items. Adjusted Operating Earnings is not a generally accepted earnings measure and should not be considered as an alternative to operating earnings as determined in accordance with Canadian generally accepted accounting principles. The Company's use of this term may not be directly comparable with similarly titled measures used by other companies.

On December 31, 2004, the Company acquired Weldwood through its wholly-owned subsidiary, West Fraser Mills Ltd. West Fraser's 2006 and 2005 results include the earnings of the acquired Weldwood operations, whereas the 2004 results do not.

Adjusted Operating Earnings in 2006 declined by $149 million from 2005 and by $245 million from 2004. These declines were primarily due to lower lumber and plywood prices and the stronger Canadian dollar but were partially offset by lower duty and export tax payments and higher MDF and pulp and paper prices. In addition, West Fraser's share option recovery was $1 million in 2006 compared to a recovery of $6 million in 2005 and an expense of $25 million in 2004. The share option expense fluctuations are primarily due to changes in West Fraser's year-end share price compared to previous years.

Interest expense of $38 million was $10 million lower than in 2005 due to lower debt levels, interest earned on cash held on deposit and deferred financing charges of $3 million expensed in 2005 related to a debt prepayment. Interest expense of $16 million in 2004 was lower than both 2006 and 2005, primarily due to increased debt levels related to financing the Weldwood acquisition.

The change in value of the Canadian dollar relative to the U.S. dollar resulted in an exchange loss of less than $1 million in 2006 on the Company's U.S. denominated long-term debt compared to an exchange gain of $14 million in 2005 and an exchange gain of $27 million in 2004. Other income included a $12 million gain on the translation of U.S. dollar cash, receivables and U.S. operations, compared to a $15 million translation loss in 2005 and an $8 million translation loss in 2004. Other income also included gains on the sale of property, plant, equipment and timber and other items.

During 2006 the following significant one-time items were included in earnings:

- The Hinton Pulp mill restructuring plan resulted in a writedown of $35 million of property, plant, equipment and timber and a $3 million charge for other restructuring costs.
- The SLA 2006 resulted in West Fraser recording duty refund income of $387 million and interest income of $50 million.
- The sale of one of two power purchase agreements resulted in a gain of $62 million. Concurrently West Fraser acquired a greater interest in the remaining agreement for $86 million.
- The sale of West Fraser's interest in the Burns Lake and Decker Lake sawmills and the related timber harvesting rights resulted in a gain of $22 million.
- The receipt of compensation for timber rights expropriated by the Province of British Columbia under the government's Forestry Revitalization Plan resulted in a gain of $14 million.

The effective tax rate applicable to the Company for 2006 and 2005 was lower than the statutory rate primarily due to reductions during 2006 in federal and Alberta tax rates and the reduction during 2005 in the British Columbia tax rate. The 2006 provision for income tax was an expense of $124 million compared to the 2005 expense of $42 million and the 2004 expense of $85 million. Note 20 to the accompanying consolidated financial statements provides a reconciliation from the statutory income tax rate to the effective income tax rate.

Total tax and tax-like levies and charges are shown in Table XVI. With the exception of income tax, these payments do not vary directly with profitability.

Lumber

Operating Earnings
($ millions)


400
300
200
100
0
02 03 04 05 06

Tax and Tax-Like Levies ($ millions) — Table XVI

Year ended December 31	2006	2005
Current income tax	182	63
Corporation capital tax	—	4
Lumber export tax	17	—
Canada pension plan	14	14
Employment insurance	6	7
Property tax	24	23
Social service tax	10	12
Stumpage & royalties	129	149
Workers compensation	11	13
Other	3	3
Total	396	288

2006 OPERATING RESULTS

Lumber

Production
(MMfbm)


5000
4000
3000
2000
1000
0
02 03 04 05 06

Table XVII

	2006	2005
Production — SPF — MMfbm	3,797	3,824
Production — SYP — MMfbm	389	388
Shipments — SPF — MMfbm	3,889	3,816
Shipments — SYP — MMfbm	386	374
Wood chip production — SPF - ODTs	1,908	1,960
— SYP - green tons	437	427
Sales — $ millions	1,756	2,021
EBITDA — $ millions	518	328
EBITDA margin — %	28	16
Operating earnings — $ millions	400	206
Less duty refund — $ millions	(387)	—
Adjusted Operating Earnings[1] — $ millions	13	206
Capital expenditures — $ millions	123	147
Benchmark Price		
— SPF #2 & Better 2 x 4 (per Mfbm)[2] US $	296	353
— SYP #2 West 2 x 4 (per Mfbm)[3] US $	330	422

1. Adjusted Operating Earnings refers to total operating earnings less certain unusual items. Adjusted Operating Earnings is not a generally accepted earnings measure and should not be considered as an alternative to operating earnings as determined in accordance with Canadian generally accepted accounting principles. The Company's use of this term may not be directly comparable with similarly titled measures used by other companies.
2. Source: Random Lengths - 2 x 4, #2 & Better - Net FOB mill.
3. Source: Random Lengths - 2 x 4 - Net FOB mill Westside.

Adjusted Operating Earnings declined by $193 million from 2005 primarily due to lower lumber prices and the stronger Canadian dollar. The decline was partially offset by lower duties and export taxes and lower sawlog costs from reduced stumpage rates.

During 2006, West Fraser sold its interest in the Burns Lake and Decker Lake sawmills and the related timber harvesting rights located in British Columbia for net proceeds of $79 million, subject to adjustment, resulting in a gain of $22 million. These divestitures were required under the agreement with the Canadian Competition Commissioner related to the Company's acquisition of Weldwood. A road maintenance business and logging operations located in Hinton, AB were also sold for proceeds of $2 million.

West Fraser reached an agreement with the Province of British Columbia for compensation for timber rights expropriated by the Province under its Forestry Revitalization Plan. The Company received $29 million from the Province in compensation for the loss of approximately 1,275,000 m^3 of AAC from its replaceable forest tenures and received an additional $2 million for certain related assets. A gain of $14 million was included in earnings.

Table XVIII outlines the softwood lumber duties expensed each quarter at the then prevailing exchange rate. The cumulative duty expense since 2002 exceeded the gross duty refund received by the Company by $75 million due to the stronger Canadian dollar. The duty refund was recorded net of the Special Charge.

Softwood Lumber Duties ($ millions) **Table XVIII**

	Q1	Q2	Q3	Q4	Total
2006					
Duty expense	22	22	17	—	61
Gross refund	—	—	—	(472)	(472)
Less Special Charge	—	—	—	85	85
Net refund	—	—	—	(387)	(387)
Total 2006	22	22	17	(387)	(326)
2005	40	43	39	29	151
2004	31	42	52	31	156
2003	23	26	31	32	112
2002[1]	2	(13)	29	24	42

1. After 2001 reversals.

West Fraser's sawmills operated efficiently during the year despite primarily processing lower quality mountain pine beetle ("MPB") affected logs in B.C. Log quality resulted in reduced lumber recovery and increased volumes of lower grade lumber. However, West Fraser plans to continue to upgrade and operate its mills in a manner that reduces the negative effects of processing such logs.

The Company experienced railcar shortages in the early part of 2006. Railcar supply improved over the summer months and the sawmills were able to recover the lost shipment volumes. However, inconsistent rail service to West Fraser's operations remains a significant issue.

Capital expenditures for the year were $123 million compared to $147 million in 2005. Major expenditures incurred in 2006 were for the construction of the new Quesnel sawmill, improved energy systems to reduce natural gas consumption and various projects dealing with processing of the MPB affected timber.

The new sawmill in Quesnel commenced operations at the end of October 2006 and in January 2007 began operating on a three-shift basis. The sawmill has a capacity of approximately 600 MMfbm per year. Additional planer capacity will be added to the Quesnel operations to handle the increased volume of lumber to be produced.

In the early part of 2006 lumber prices weakened due to declining U.S. housing starts. The SPF benchmark price ended the year at US $265 per Mfbm, down from US $360 per Mfbm in the early part of 2006. Southern yellow pine prices, which were even more volatile, ended the year at US $280 per Mfbm, down by more than US $140 per Mfbm since the early part of 2006. In 2006, the Japanese lumber market showed improvement over 2005 for both price and volume.

West Fraser's outlook for 2007 assumes a continued slowdown of housing starts in the United States for the first half of the year with some improvement expected in the second half of the year. Lumber prices are not likely to recover until the housing market begins to improve.

Stumpage

In 2006, the B.C. government enacted a new timber pricing system for the B.C. Interior under which stumpage is now based on timber sales data derived from publicly auctioned timber rather than on the Statistics Canada lumber and wood chip price indices.

Also during 2006, the Province of British Columbia changed the way logs are graded and stumpage is calculated for beetle-affected trees. The changes were designed to be revenue neutral to the Province but changed the distribution of stumpage across the B.C. Interior. Generally timber stands that were heavily damaged by the MPB incurred increased stumpage with a corresponding reduction in stumpage in less severely damaged or unaffected stands.

Under the current system in Alberta, stumpage is principally tied to product prices. In 2006, the Alberta government introduced a new stumpage schedule for sawlogs which reflects updated industry costs. The Province also began to charge stumpage as logs are delivered to the mill rather than as they are processed, which has had the effect of accelerating the timing of stumpage payments.

Mountain Pine Beetle

In B.C.'s Interior, the MPB infestation has been spreading since 1994. Recent surveys indicate that approximately 582 million m^3 of lodgepole pine in B.C. has been affected by the MPB. The Quesnel, Prince George, Williams Lake, 100 Mile House, Lakes and Morice TSAs continue to be the most heavily affected by the MPB. These are all areas in which West Fraser has operations. The Dawson Creek TSA, where the Company also operates, currently has a moderate level of infestation.

The Province of British Columbia has increased the AAC of timber tenures by approximately 16 million m^3 in the northern and central areas of B.C. from pre-infestation levels. West Fraser estimates that approximately 85% of the timber currently supplied to its B.C. Interior operations is from beetle-affected stands.

The long-term effect of the MPB infestation on West Fraser's operations is not clear. Preliminary analyses by the Province indicate that the AAC in the B.C. Interior may be reduced by 20% to 25% below pre-beetle AAC levels beyond 2015 or by as much as 50% from current elevated harvest levels. It is also expected that the grade and volume of lumber that can be recovered from the beetle-affected logs will diminish with time. However, the timing and extent of these reductions on West Fraser's timber supply, and the effect on lumber recovery and grade depends on a variety of factors and cannot be reasonably determined.

In 2005, the MPB appeared along the eastern slopes of the Rocky Mountains, including within the Company's Hinton, AB FMA. In 2006 there was a flight of the beetle into northwestern Alberta, affecting an estimated one to two million trees and current survey activities are expected to find additional infestation. The Alberta government is taking proactive action to control the spread of the MPB and to reduce the area of stands at risk for attack. An advisory group made up of representatives from the provincial and local governments, industry, aboriginal groups, academia and environmental organizations is advising the Alberta government on strategies to contain and prevent further spread of the infestation. Although the hardest hit areas in Alberta are to the north and west of West Fraser's operating areas, all of the Company's Alberta operations are shifting harvest activities into pine stands which have been identified as being at high risk of infestation.

Panels

Table XIX

	2006	2005
Plywood		
Production — MMsf — 3/8" basis	**728**	721
Shipments — MMsf — 3/8" basis	**721**	713
MDF		
Production — MMsf — 3/4" basis	**288**	294
Shipments — MMsf — 3/4" basis	**281**	290
LVL		
Production — Mcf	**3,000**	3,179
Shipments — Mcf	**2,710**	3,134
Sales — $ millions	**475**	511
EBITDA — $ millions	**53**	65
EBITDA margin — %	**11**	13
Operating earnings — $ millions	**13**	27
Capital expenditures — $ millions	**20**	24
Benchmark price — Plywood (per Msf 3/8" basis)[1] Cdn $	**366**	387
— MDF (per Msf 3/4" basis)[2] US $	**445**	414

1. Source: Crow's Market Report - Delivered Toronto.
2. Source: Resource Information Systems, Inc. - MDF Western U.S. - Net FOB mill.

Operating earnings were $13 million for the year compared to $27 million for 2005. The decrease was primarily due to lower plywood prices, higher plywood production costs resulting from operating issues and higher log costs. In addition, operating earnings were reduced by lower LVL shipments due to a weakening LVL market. The increase in the MDF price was partially offset by lower production and shipment volumes.

Plywood

Combined production and shipments at West Fraser's plywood plants increased marginally in 2006 over 2005 levels.

Price erosion for plywood was less severe than lumber due to reduced production capacity in Canada and continuing strong demand in the Canadian market. Although West Fraser was able to sell its production in 2006, it experienced a slowdown in sales in the last few months of the year.

MDF

Production was lower than in 2005 due to market driven product mix changes and voluntary power-related curtailments during periods of high electricity prices.

MDF prices rose during the first nine months of the year, but began to decline in the fourth quarter. The MDF business continues to face increasing competition from offshore manufacturing of both MDF panels and MDF products such as furniture. However, the North American laminated flooring market, which is key for West Fraser's MDF business, continued to grow during 2006.

LVL

Various operational difficulties and production curtailments due to deteriorating market conditions resulted in lower production in 2006 compared to 2005. Union certification of the hourly employees of the Rocky Mountain House LVL facility occurred in March 2006 and contract negotiations with the union are ongoing.

Sales volumes began to decline in the third quarter of 2006 and continued to fall by a further 16% in the fourth quarter. Demand for this structural product is expected to pick up along with other building materials when the U.S. housing market improves.

Panels

Operating Earnings
($ millions)


50
40
30
20
10
0
02 03 04 05 06

Production - Plywood
(MMfbm)


800
700
600
500
400
300
200
100
0
02 03 04 05 06

Production - MDF
(MMfbm)


300
250
200
150
100
50
0
02 03 04 05 06

Pulp & Paper

Operating Earnings
($ millions)



35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
02 03 04 05 06

Production - Pulp
(thousand tonnes)



1200
1000
800
600
400
200
0
02 03 04 05 06

Pulp & Paper

Table XX

	2006	2005
Sales — $ millions	**1,095**	1,045
EBITDA — $ millions	**123**	62
EBITDA margin — %	**11**	6
Operating loss — $ millions	**(6)**	(30)
Capital expenditures — $ millions	**66**	47

Operating earnings for the pulp and paper segment improved by $24 million despite the $38 million restructuring charge for the Hinton Pulp mill. Higher pulp and paper pricing, improved operations at the Kitimat mill and lower natural gas prices were the primary reasons for the improvement, which was partially offset by the stronger Canadian dollar.

The Company sold its interest in one of two power purchase agreements to which it was a party for proceeds of $68 million while concurrently acquiring a greater interest in the remaining agreement for $86 million. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $62 million of which the pulp and paper segment recorded $51 million. The increased ownership in the remaining agreement provides West Fraser with greater participation in the power purchase agreement related to a newer and lower cost power plant. This provides a more consistent energy hedge and substantially protects its energy position through 2020 for most of its Alberta operations.

Pulp[1] Table XXI

	2006	2005
Production — NBSK — Mtonnes	**543**	581
Shipments — NBSK — Mtonnes	**565**	570
Production — BCTMP — Mtonnes	**561**	552
Shipments — BCTMP — Mtonnes	**572**	550
Benchmark price — NBSK (per tonne)[2] US $	**721**	646

1. For Cariboo Pulp & Paper, includes West Fraser's share.
2. Source: Resource Information Systems, Inc. - U.S. list price delivered U.S.

Capital spending at the four pulp mills was $35 million in 2006 compared to $25 million in 2005. Projects in 2006 included various upgrades at Quesnel River Pulp ("QRP") and the upgrade of the #2 pulp machine at Hinton Pulp mill, which is expected to be completed in 2007. In addition, there were several other productivity improvement projects completed in the year.

NBSK

Combined production at the two NBSK mills was 543 Mtonnes compared to 581 Mtonnes in 2005. The lower production was a result of extended maintenance shutdowns mainly as a result of additional maintenance work, the closure of the old pulp line at the Hinton Pulp mill in the fourth quarter and various operating issues throughout the year.

The Cariboo Pulp mill's 2006 annual maintenance shutdown and startup was complicated by a failure of a tank in the bleach plant. This event idled the bleach plant for approximately 20 days. During this time approximately 15,000 tonnes of unbleached kraft pulp were produced, of which 50% was to West Fraser's account. The production and sale of the unbleached pulp mitigated the losses associated with the downtime.

The woodroom at the Hinton Pulp mill was permanently closed in the fourth quarter as part of the announced restructuring of that operation. In addition, the shutdown of the smaller #1 pulp machine commenced near the end of the year. The $20 million upgrade of the remaining pulp machine is expected to be completed by the end of the second quarter of 2007. After completion of the upgrade, the annual capacity of the mill will be 350,000 tonnes reflecting a net reduction of approximately 70,000 tonnes. In 2006, West Fraser recorded a writedown of $35 million of property, plant, equipment and timber and a charge of $3 million for other costs related to the restructuring plan.

The agreement to purchase 13 sawmills in the southern United States includes the termination of two 10-year pulp supply agreements for 170,000 tonnes per year that were entered into as part of the Weldwood transaction. The reduction of 70,000 tonnes per year of pulp production at Hinton and a strong market and customer base are expected to offset the effect of the termination of the contracts.

North American NBSK pulp prices quoted in U.S. dollars increased significantly in 2006 resulting in higher sales returns despite the stronger Canadian dollar. A significant reduction in North American NBSK pulp capacity was the primary reason for the improved market conditions. West Fraser expects NBSK pulp prices to remain strong during the first quarter of 2007 due to supply reductions.

Production - Newsprint (thousand tonnes)


150
120
90
60
30
0
02 03 04 05 06

BCTMP

BCTMP production increased to 561 Mtonnes from 552 Mtonnes in 2005, with both the QRP and Slave Lake pulp mills achieving record production for the year. QRP increased production by 3% as a result of several productivity initiatives completed during the year. Despite voluntary power-related curtailments during periods of high electricity prices of approximately 5,000 tonnes in each of 2005 and 2006, Slave Lake Pulp established a fifth consecutive annual production record.

Demand for BCTMP was strong for the first nine months of the year, allowing for higher shipments compared to 2005, although demand slowed in the fourth quarter of 2006. West Fraser expects BCTMP prices in 2007 may be under pressure due to capacity additions.

Linerboard & Kraft Paper (thousand tonnes)


500
400
300
200
100
0
02 03 04 05 06

Linerboard and Kraft Paper — Table XXII

	2006	2005
Production — Mtonnes	**459**	449
Shipments — Mtonnes	**467**	458
Benchmark price — Linerboard (per tonne)[1] US $	**554**	472

1. Source: Pulp & Paper Week - Unbleached linerboard kraft, East.

Improvements made in the past few years at the Kitimat mill have resulted in an increase in capacity from 450 Mtonnes to 470 Mtonnes, and a 2006 annual production record of 459 Mtonnes. Production costs declined in the year as a result of lower fibre and natural gas costs and productivity improvements realized in the year.

In 2005, West Fraser began building an electrical cogeneration plant at the Kitimat mill, designed to generate approximately 20 megawatts of electricity. The project was completed in January 2007 and after some construction issues is expected to improve production costs for this operation. Total capital spending for Kitimat was $30 million compared to $16 million in 2005.

Linerboard markets strengthened throughout 2006 primarily due to capacity reductions, mainly in North America. Benchmark prices denominated in U.S. dollars averaged approximately US $82 higher than the average for 2005. Although the stronger Canadian dollar offset much of this increase, the Company's Canadian mill net returns for linerboard increased 6%. As a result of current North American capacity reductions and continued demand, West Fraser expects linerboard prices to remain near current levels for at least the first half of the year with the annual average slightly higher than 2006.

Kraft paper prices were relatively unchanged during the first nine months of 2006 but strengthened significantly towards the end of the year. In Canadian dollars, mill net realizations were unchanged from 2005. West Fraser expects kraft paper prices to remain strong throughout 2007.

Newsprint (West Fraser's share)		**Table XXIII**
	2006	**2005**
Production — Mtonnes	125	130
Shipments — Mtonnes	123	129
Benchmark price — (per tonne)[1] US $	655	600

1. Source: Resource Information Systems, Inc. - U.S. delivered 48.8 gram newsprint.

ANC's newsprint production was 4% lower in 2006 compared to the previous year due to voluntary power-related curtailments during periods of high electricity prices, an increase in production of lower basis weight paper and operational issues. Power-related curtailments resulted in a production reduction of 3,500 tonnes in 2006 compared to 2,000 tonnes in 2005.

North American newsprint demand continued to decline in 2006 primarily due to the reduction in U.S. daily newspaper consumption. Newsprint capacity closures have not kept pace with this lower consumption and prices declined during the fourth quarter of 2006. West Fraser expects that newsprint prices will be lower in 2007 than in 2006 as newsprint demand is expected to decline further.

Significant Management Judgments Affecting Financial Results

The preparation of financial statements requires management to make estimates and assumptions, and to select accounting policies that affect the amounts reported in the financial statements. The significant accounting policies followed by West Fraser are disclosed in Note 1 to the Company's audited consolidated financial statements. The following items are the judgments considered most significant.

Asset Valuation

West Fraser believes that the frequency of technological changes in its manufacturing processes should be reflected in its choice of amortization periods. Accordingly, West Fraser amortizes its manufacturing equipment and machinery over periods ranging from 10 to 20 years, with sawmill machinery and equipment averaging 10 to 12 years. Timber rights are amortized over periods of up to 60 years. In addition to the appropriateness of the amortization periods, West Fraser periodically reviews estimated future cash flows from its assets as part of its consideration of whether the carrying value of the assets is appropriate.

Reforestation Obligation and Other Asset Retirement Obligations

West Fraser's Canadian operations are required by provincial regulations to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well-established. The time to meet regulatory requirements depends on a variety of factors, but in West Fraser's operating areas, it usually spans 12 to 15 years. The estimated total cost of reforestation is accrued as harvesting takes place. These estimates are reviewed by the Company at least annually, and adjusted if appropriate.

West Fraser records the estimated fair value of a liability for other asset retirement obligations, such as landfill closures, in the period when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through charges to earnings and is reduced by actual costs of settlement. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

Defined Benefit Plan Assumptions

West Fraser maintains defined benefit pension plans for many of its employees. The provision of future funding requirements and the expense for accounting purposes for such plans depends on assumptions made by the Company, as well as on actual returns experienced on the pension fund assets. The Company makes assumptions it believes to be conservative.

Defined Benefit Pension Plan Assumptions		Table XXIV
	2006	2005
Discount rate	5.25%	5.25%
Expected rate of return on plan assets	7.00%	7.00%
Rate of increase in future compensation	3.25%	3.25%

Change in Accounting Policies

Share-based Compensation

Effective December 31, 2006, West Fraser adopted the new provision of the Canadian Institute of Chartered Accountants' ("CICA") Emerging Issues Committee for share-based compensation for directors, officers and employees eligible to retire before the vesting date. Compensation expense is now recognized over the earlier of the normal vesting period or the period from the grant date to the date the employee becomes eligible to retire. Pursuant to the transition provision, the Company recorded a reduction of $1.5 million (net of income tax of $0.8 million) to opening 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Company has not restated earnings of any prior period as a result of adopting this accounting change as the Company concluded that such an impact was not material. The 2006 income statement effect of adopting this change in policy was an increase in earnings of $1.6 million (net of income tax of $0.8 million).

Financial Instruments

The CICA issued new accounting rules on financial instruments, hedges and comprehensive income that will require the Company to account for derivatives and financial assets held for trading or available for sale at fair value. Loans, receivables and investments held to maturity will be measured at amortized cost using the effective interest rate method. Other financial liabilities will be measured at fair value or at amortized cost using the effective interest rate method. The effective interest rate method establishes the discount rate which equates the estimated future cash flows with the net carrying amount of the financial asset or liability.

Other comprehensive income is the method used to record revenues, expenses, gains and losses on net financial assets that are not required to be included in earnings. Foreign currency translation gains and losses on self-sustaining foreign operations will be included in other comprehensive income. Comprehensive income is the sum of earnings for the period plus other comprehensive income.

The Company is assessing the impact of the new rules, which are effective for the first quarter of 2007.

Translation of U.S. Operations

West Fraser has determined that upon the completion of the U.S. sawmill acquisition, its U.S. operations will become self-sustaining. Accordingly, the Company will translate the financial statements of its U.S. operations using the current rate method as opposed to the temporal method currently used. Under the current rate method all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Under the temporal method, only monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary items are translated at historical exchange rates.

Under Canadian generally accepted accounting principles, this change will be accounted for prospectively. The revaluation component will be included in accumulated other comprehensive income as a separate component of shareholders' equity. The impact of this change, assuming a December 31, 2006 application of the translation method change, would have been an $18 million reduction to shareholders' equity.

Capital Structure

The combined number of Common shares and Class B common shares outstanding was 42,771,937 as at December 31, 2006 (2005 – 42,756,992). The increase reflects the issuance of 14,945 Common shares pursuant to the Employee Share Purchase Plan and the exercise of outstanding share purchase options.

All of West Fraser's debt, other than current borrowings incurred from time to time for the Company's joint-venture newsprint mill, is unsecured and ranks equally in right of payment. West Fraser's public debt is rated as investment grade by leading rating agencies. In February 2007, Moody's changed its rating from Baa2 with a negative outlook to Baa3 with a Stable outlook, reflecting in part its near-term view of uncertainty in the lumber market along with increasing capacity of pulp in the southern hemisphere. The ratings from Standard & Poor's and Dominion Bond Rating Service were unchanged from 2005 although Standard & Poor's changed its outlook from 'Stable' to 'Negative' in 2005, reflecting in part its view of the North American forest products industry in general.

Debt Ratings — Table XXV

Agency	Rating	Outlook
Dominion Bond Rating Service	BBB	Stable
Moody's	Baa3	Stable
Standard & Poor's	BBB	Negative

Capital Requirements and Liquidity

Summary of Financial Position ($ millions, except as otherwise indicated) — Table XXVI

As at December 31	2006	2005
Net cash[1]	606	18
Current assets	1,451	988
Current liabilities	830	617
Ratio of current assets to current liabilities	1.7	1.6
Net debt	22	775
Shareholders' equity	2,239	1,866
Net debt to capitalization[2] — %	1	29

1. Net cash consists of cash and short-term investments less outstanding cheques in excess of funds on deposit.
2. Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders' equity.

West Fraser's cash requirements, other than for operating purposes, are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions and payment of dividends. In years without a major acquisition or debt repayment, cash on hand and cash provided by operations have normally been sufficient to meet these requirements.

Selected Cash Flow Items ($ millions) — Table XXVII

As at December 31	2006	2005
Operating Activities		
Cash provided before working capital changes	522	266
Non-cash working capital	358	(236)
Cash provided by operating activities	880	30
Financing Activities		
Debt and operating loans	(166)	(150)
Dividends and other	(23)	(23)
Cash used in financing activities	(189)	(173)
Investing Activities		
Additions to property, plant, equipment & timber	(212)	(224)
Other	108	36
Cash used in investing activities	(104)	(188)
Change in cash	587	(331)

Non-cash working capital items in 2006, included a $174 million increase in income taxes payable and a $122 million increase in accounts payable related to the Special Charge on duty refunds. These amounts will be paid in the first quarter of 2007. Non-cash working capital items in 2005 included a use of $244 million of cash for tax payments.

Additions to property, plant, equipment and timber in 2006 included $69 million related to construction of the new Quesnel sawmill compared to $46 million in 2005. Other investing activities include $29 million of proceeds related to the timber take-back, and $79 million of net proceeds from the sale of the Company's interest in the Burns Lake and Decker Lake sawmills and the related harvesting rights, which were partially offset by $18 million related to the additional investment in the power purchase agreement.

In 2005, the Company refinanced its operating credit facility, changing from a $350 million 2-year term to a $500 million 5-year term. West Fraser obtained a commitment to increase the operating facility to $600 million with a new maturity of 2012 and to create a 3-year term facility in the amount of $100 million to provide funding for the U.S. sawmill acquisition.

At December 31, 2006 there were $517 million in undrawn credit facilities. West Fraser has a $125 million debenture that is due in November of 2007.

Contractual Obligations at December 31, 2006 ($ millions)[1] — Table XXVIII

	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	128	—	150	—	—	350[2]	628
Operating leases	3	2	2	1	1	1	10
Capital asset commitments	13	—	—	—	—	—	13
Total	**144**	**2**	**152**	**1**	**1**	**351**	**651**

1. Contractual obligations means an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include reforestation obligations, energy purchases under various agreements, accounts payable in the ordinary course of business or contingent amounts payable.
2. Represents U.S. denominated debt of $300 million.

Disclosure Controls and Internal Controls Over Financial Reporting

As required by Multilateral Instrument 52-109, West Fraser's management evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006. Based on that evaluation, the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have concluded that such disclosure controls and procedures are effective.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting ("ICFR") as at December 31, 2006 and confirm that in the quarter ended December 31, 2006 there were no changes in these controls which materially affected, or are reasonably likely to materially affect, the Company's ICFR.

West Fraser is committed to allocate resources required to evaluate the effectiveness of the Company's ICFR, and supports activities that are necessary to achieve continuing compliance with the requirements of Bill 198.

Risks & Uncertainties

Fluctuations in Price and Demand for Products

West Fraser's financial performance is principally dependent on the demand for and selling prices of the products it sells. Both are subject to significant fluctuations. The markets for lumber, panels, pulp, paper, wood chips and other forest products are highly volatile and are affected by factors such as global economic conditions, changes in industry production capacity, changes in world inventory levels and other factors beyond the Company's control. In addition, interest rates have a significant effect on residential construction and renovation activity, which in turn influences the demand for and price of building materials such as lumber and plywood.

West Fraser cannot predict future market conditions, product demand and pricing or increases in costs of production due to factors outside its control. Prolonged or severe weakness in the market for any of its principal products would adversely affect the Company's financial condition.

Currency Risk

Most of West Fraser's products are sold at prices that are generally based on prevailing U.S. dollar prices but the majority of its operational costs and expenses are incurred in Canadian dollars. This results in significant earnings sensitivity to changes in the Canadian / U.S. dollar exchange rate. Also, payment terms for offshore sales may be up to 180 days, exposing West Fraser to the risk of exchange rate fluctuations in the period between sale and payment. Although West Fraser does not currently hedge its foreign exchange exposure with financial forward or option contracts, U.S. dollar-denominated debt and operations in the U.S. provide a limited offset to the U.S. dollar exchange exposure. During 2006, the U.S. dollar traded at between Cdn $1.18 and $1.09, with an average of $1.13 (2005 - between $1.27 and $1.14, with an average of $1.21).

Softwood Lumber Agreement

The Company cannot predict with any certainty the export tax rate applicable to its future lumber shipments or the potential application or timing of the additional tax related to the Surge. The SLA 2006 has a term of seven years, and may be extended for another two years by agreement. After the initial 18 months of the term, either party may terminate the SLA 2006 by providing not less than six months notice to the other. West Fraser cannot predict if the SLA 2006 will be terminated prior to the expiration of its term and the future responses of the United States and Canada following such expiration or termination are uncertain.

Availability of Fibre and Changes in Stumpage Fees

West Fraser meets a significant portion of its Canadian timber requirements through government grants of timber from provincial ministries and is charged stumpage fees for its harvesting activities on Crown lands. Provincial governments prescribe the methodology that determines the amount of the stumpage fees charged and changes to the methodology or rates may adversely affect the Company's results.

West Fraser relies on log supply agreements in the United States which are subject to availability and market prices. Currently, 60% of the Joyce and Huttig sawmills' requirements are supplied under a long-term agreement, leaving 40% to be purchased on the open market. There are no guarantees that the Company can obtain quality southern yellow pine logs at an appropriate market price. Changes in market conditions for these logs may adversely affect the Company's results.

Competition

Markets for West Fraser's products are highly competitive. The Company's ability to maintain or improve the cost of producing and delivering its products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of its final products and its customer service all affect West Fraser's earnings.

Operational Curtailments and Transportation Limitations

From time to time, West Fraser suspends operations at one or more of its facilities or logging operations in response to market conditions, environmental risks, workplace safety concerns or other operational issues, including power failure, equipment breakdown, dry forest conditions, adverse weather conditions, labour disruptions and fire hazards. These unscheduled operational suspensions could have a material adverse effect on West Fraser's financial condition. From time to time, West Fraser must also respond to rail car and truck shortages that limit product deliveries to its customers, which may have a material adverse effect on its financial performance.

Labour Relations

West Fraser employs a unionized workforce in a number of its operations. Walkouts or strikes by employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse impact on West Fraser's business. Also, West Fraser depends on a variety of third parties that employ unionized workers to provide critical services to the Company's operating facilities. Labour disputes experienced by these third parties could lead to disruptions at Company facilities.

Natural Disasters

West Fraser's operations are subject to adverse natural events such as forest fires, adverse weather conditions, disease, and, on the coastal region of British Columbia, earthquake activity. These events could damage or destroy the Company's physical facilities or its timber supply and similar events could also affect the facilities of West Fraser's suppliers or customers. Any such damage or destruction could adversely affect West Fraser's financial results. Although West Fraser believes it has reasonable insurance arrangements in place to cover certain of such incidents, there can be no assurance that these arrangements will be sufficient to fully protect the Company against such losses. As is common in the industry, West Fraser does not insure loss of standing timber for any cause.

Mountain Pine Beetle

The long-term effect of the MPB infestation on West Fraser's Canadian operations is uncertain. The potential effects include a reduction in future AAC levels to those below current and pre-beetle AAC levels, a diminished grade and volume of lumber that can be recovered over time from the beetle-killed logs, potentially decreased quality of wood chips that can be produced from such logs, and increased production costs. The timing and extent of the effect on West Fraser's timber supply, lumber grade and recovery, quality of wood chips and production costs depends on a variety of factors and at this time cannot be reasonably determined.

Environment

West Fraser's operations are subject to regulation by federal, provincial, state and local environmental authorities, both in Canada and the United States, including industry specific environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, site remediation and the protection of endangered species and critical habitat. West Fraser has incurred, and will continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application will not have a material adverse effect on West Fraser's business, operations, financial condition and operational results. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from West Fraser's available cash flow. West Fraser may discover currently unknown environmental problems, contamination, or conditions relating to its past or present operations. This may require site or other remediation costs to maintain compliance or correct violations of applicable environmental laws and regulations or result in governmental or private claims for damage to person, property or the environment, which could have a material adverse effect on West Fraser's business, financial condition and operational results.

West Fraser has in place internal programs under which all its forestry and manufacturing operations are audited for compliance with applicable laws and standards and with West Fraser's management systems. West Fraser's woodlands operations in Canada, and the harvesting operations of its key U.S. suppliers, are third-party certified to internationally-recognized sustainable forest management standards. West Fraser's operations and its ability to sell its products could be adversely affected if those operations did not, or were perceived by the public as failing to, comply with applicable laws and standards, including responsible environmental standards.

First Nations Claims

Failure of the government of British Columbia to adequately discharge its obligations to First Nations groups may affect the validity of its actions in dealing with public rights, including the granting of Crown timber harvesting rights. The Company cannot assure that First Nations claims will not in the future have a material adverse affect on its timber harvesting rights or its ability to exercise or renew them or secure other timber harvesting rights.

U.S. Sawmill Acquisition

West Fraser's acquisition of 13 sawmills located in the southern United States is expected to complete by the end of March 2007. The anticipated timing and benefits of this acquisition are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. These include, but are not limited to: the successful implementation of the Company's business plan for the acquired facilities including management and administration and anticipated integration with the Company's current business, processes and systems; the timing and extent to which the Company realizes anticipated synergies and other benefits of the acquisition; the reaction of customers, suppliers and other third parties; the diversion of management's time on acquisition-related issues; and other risks and uncertainties, including those disclosed by the Company from time to time.

Business Outlook

Key uncertainties facing West Fraser in 2007 include potential commodity price movements and changes in the value of the Canadian dollar compared with the U.S. dollar.

Earning Sensitivity to Key Variables - based on year-end capacities[1] ($ millions) **Table XXIX**

Factor	Variation		Change in Earnings
Lumber price[2,3]	US $50	Change per Mfbm	169
Plywood price[2,3]	US $50	Change per Msf	32
MDF price[3]	US $50	Change per Msf	12
NBSK price[3]	US $50	Change per tonne	19
BCTMP price[3]	US $50	Change per tonne	22
Linerboard and kraft price[3]	US $50	Change per tonne	18
Newsprint price	US $50	Change per tonne	5
U.S. - Canadian $ exchange rate[4]	US $0.01	Change per Cdn $	17
Sawlog cost	Cdn $10	Change per m^3	106

1. Assumes exchange rate of Cdn $1.165 per US $1.00 and excludes U.S. sawmills to be acquired in 2007.
2. Change does not include any potential change in log costs.
3. Change does not include any potential change in wood chip prices.
4. Excludes exchange impact on translation of U.S. denominated debt and other monetary items.

West Fraser expects U.S. housing starts to remain low compared to prior years as a result of a high inventory of available homes. Accordingly, the Company expects lumber and structural panel prices to remain at low levels for most of 2007.

West Fraser expects that pulp markets will peak in early 2007 as capacity increases may put downward pressure on pulp prices. Balanced linerboard markets and improving kraft paper markets should result in higher prices for these products.

The Hinton Pulp mill restructuring plan is expected to be completed in the second quarter of 2007 and should improve the cost structure of this mill. The Kitimat cogeneration project was completed in January 2007 and is expected to result in reduced costs at the Kitimat operations.

On February 10, 2007, the union representing train conductors and certain yard workers for Canadian National Railway Company ("CN"), West Fraser's primary rail carrier, went on strike. CN has announced a plan to maintain service levels at 65% of normal levels for the duration of the strike. The Company's ability to deliver product to its customers is expected to be impacted throughout the strike, although it is too soon to determine the extent of the affect. In addition, the rail car supply to the Company's sawmills in early 2007 has been adversely affected due to rail service issues related to winter operating conditions. The rail car supply issues have led to an increase in lumber inventory in early 2007.

West Fraser estimates that its capital expenditures will be $200 million in 2007, which includes anticipated expenditures at the 13 U.S. sawmills to be acquired. Many of the planned expenditures are for high pay-back items to enhance future profitability.

The acquisition of 13 U.S. sawmills, expected to close at the end of the first quarter of 2007, will result in greater geographic and product diversification for the Company. The Company believes the long-term market fundamentals and outlook for the industry are positive. However, the recent decline in U.S. housing starts has resulted in low product prices for both the U.S. and Canadian lumber industry and will result in the U.S. mills incurring losses until prices improve.

RESPONSIBILITY OF MANAGEMENT

The management of West Fraser Timber Co. Ltd. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principals generally accepted in Canada and necessarily include amounts that represent the best estimates and judgments of management.

Management maintains a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization and financial records are accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors provides oversight to the financial reporting process through its Audit Committee, comprised of four Directors, none of whom is an officer or employee of the Company. The Audit Committee meets regularly with management and the Company's auditors to review the statements and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Henry H. Ketcham
Chairman of the Board,
President & Chief Executive Officer

Martti Solin
Executive Vice-President, Finance, Corporate Development
& Chief Financial Officer

February 15, 2007

To the Shareholders of
West Fraser Timber Co. Ltd.

We have audited the consolidated balance sheets of West Fraser Timber Co. Ltd. as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

February 15, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31, 2006 and 2005 (in thousands of Canadian dollars)

	2006	2005
ASSETS		
Current assets		
Cash and short-term investments	$ 605,574	$ 62,199
Accounts receivable	300,919	308,509
Inventories (note 4)	531,873	572,004
Prepaid expenses	12,921	14,081
Current assets held for sale (note 5)	—	30,739
	1,451,287	987,532
Property, plant, equipment and timber (note 6)	2,133,914	2,230,055
Deferred charges (note 7)	41,826	27,143
Goodwill	263,719	263,719
Other assets (note 8)	127,689	61,537
Long-term assets held for sale (note 5)	—	63,697
	$ 4,018,435	$ 3,633,683
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Cheques issued in excess of funds on deposit	$ —	$ 43,899
Operating loans (note 9)	—	165,111
Accounts payable and accrued liabilities	468,429	333,075
Income taxes payable	178,861	4,661
Current portion of reforestation obligations (note 10)	54,222	52,319
Current portion of long-term debt (note 9)	128,284	4,500
Current liabilities held for sale (note 5)	—	13,555
	829,796	617,120
Long-term debt (note 9)	499,620	623,860
Other liabilities (note 10)	137,446	132,960
Future income taxes (note 20)	312,443	377,637
Long-term liabilities held for sale (note 5)	—	16,187
	1,779,305	1,767,764
Shareholders' equity (note 11)	2,239,130	1,865,919
	$ 4,018,435	$ 3,633,683

Commitments (note 12)

Approved by the Board of Directors

William P. Ketcham
Director

J. Duncan Gibson
Director

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2006 and 2005 (in thousands of Canadian dollars, except earnings per share)

	2006	2005
Sales	$ 3,325,835	$ 3,576,701
Costs and expenses		
Cost of products sold	2,296,157	2,321,785
Freight and other distribution costs	543,663	541,966
Export taxes	16,755	—
Amortization	251,869	255,384
Selling, general and administration	113,896	120,318
Share option recovery (note 2)	(1,233)	(5,666)
Restructuring charge (note 15)	37,631	—
Duty (refund) expense (note 16)	(325,395)	151,431
	2,933,343	3,385,218
Operating earnings	392,492	191,483
Other		
Interest income on duty refund	50,032	—
Interest expense — net (note 17)	(37,592)	(48,424)
Exchange (loss) gain on long-term debt	(720)	13,850
Gain on sale of power purchase agreement (note 8)	61,793	—
Gain on assets held for sale (note 5)	21,686	—
Gain on timber take-back (note 18)	13,609	3,300
Other income (expense) (note 19)	20,984	(8,771)
Earnings before income taxes and non-controlling interest	522,284	151,438
(Provision for) recovery of income taxes (note 20)		
Current	(181,741)	(66,878)
Future	57,885	24,581
	(123,856)	(42,297)
Earnings before non-controlling interest	398,428	109,141
Non-controlling interest	(431)	(1,491)
Earnings	$ 397,997	$ 107,650
Earnings per share (note 21)		
Basic	$ 9.31	$ 2.52
Diluted	$ 9.23	$ 2.49

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31, 2006 and 2005 (in thousands of Canadian dollars)

	2006	2005
Retained earnings		
Balance — beginning of year	$ 1,268,811	$ 1,185,102
Change in accounting policy (note 2)	(1,548)	—
Earnings	397,997	107,650
	1,665,260	1,292,752
Common share dividends	(23,949)	(23,941)
Balance — end of year	$ 1,641,311	$ 1,268,811

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005 (in thousands of Canadian dollars)

	2006	2005
Cash flows from operating activities		
Earnings	$ 397,997	$ 107,650
Items not affecting cash		
Amortization	251,869	255,384
Writedown of pulp assets (note 15)	34,780	—
Exchange loss (gain) on long-term debt	720	(13,850)
Change in reforestation obligations	(6,266)	(2,134)
Change in other long-term liabilities	12,043	(67,043)
Change in deferred charges	(14,607)	9,101
Future income taxes	(59,043)	(24,326)
Gain on asset sales	(98,262)	(3,171)
Other	2,753	4,145
	521,984	265,756
Net change in non-cash working capital items	358,214	(236,053)
	880,198	29,703
Cash flows from financing activities		
Repayment of long-term debt	(1,200)	(249,300)
(Repayment of) net proceeds from operating loans	(165,111)	99,111
Common share dividends	(23,949)	(23,941)
Issuance of Common shares (note 11)	554	527
Other	156	166
	(189,550)	(173,437)
Cash flows from investing activities		
Additions to property, plant, equipment and timber	(211,630)	(224,401)
Proceeds from disposal of property, plant, equipment and timber	37,013	22,624
Net proceeds from assets held for sale (note 5)	81,429	—
Addition to power purchase agreement (note 8)	(17,527)	—
Decrease in other assets	7,341	14,248
	(103,374)	(187,529)
Increase (decrease) in cash	587,274	(331,263)
Net cash — beginning of year	18,300	349,563
Net cash — end of year	$ 605,574	$ 18,300
Net cash consists of		
Cash and short-term investments	$ 605,574	$ 62,199
Cheques issued in excess of funds on deposit	—	(43,899)
	$ 605,574	$ 18,300
Supplemental information		
Interest paid	$ 40,760	$ 50,219
Income taxes paid	$ 73,335	$ 243,662

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The Company is an integrated forest products company producing lumber, panels and pulp and paper products.

Basis of presentation

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Certain comparative figures have been reclassified to conform to the current year's presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Principal direct and indirect operating subsidiaries are West Fraser Mills Ltd., West Fraser Forest Products Inc., Blue Ridge Lumber Inc., Ranger Board Inc., Alberta Plywood Ltd., West Fraser, Inc., (formerly West Fraser (South), Inc.), West Fraser Newsprint Ltd., and Sundre Forest Products Ltd.

Investments in and operations of the Company's joint ventures are accounted for by the proportionate consolidation method, except for consolidated variable interest entities.

Revenue recognition

Revenues are derived from product sales and are recognized upon the transfer of significant risks and rewards of ownership, provided collectibility is reasonably assured.

Use of estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates are asset valuations, reforestation obligations, other asset retirement obligations and employee future benefits. Actual amounts could differ materially from those estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies, including long-term debt, are translated into Canadian dollars at the exchange rates prevailing at the end of the period. Other assets and liabilities and income and expense items are translated at the exchange rates prevailing on the transaction dates. Resulting exchange gains or losses are included in earnings.

The Company's foreign operations are considered to be integrated. Accordingly, monetary items are translated at the rates of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rate of exchange in effect during the period in which they occur, except for amortization of assets, which is translated at the same historical exchange rate as the asset to which it relates. Gains or losses on the translation of monetary items are included in earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest-bearing securities with maturities at their purchase date of three months or less.

Inventories

Inventories of logs and manufactured products are valued at the lower of average cost and net realizable value. Inventories of other raw materials, processing materials and supplies are valued at the lower of average cost and replacement cost.

Property, plant, equipment and timber

Property, plant, equipment and timber are stated at cost less accumulated amortization. Major manufacturing assets under construction include capitalized interest and preproduction and start-up costs, where applicable. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of assets, the cost and related amortization are removed from the accounts and any gain or loss is reflected in earnings.

Property, plant and equipment are principally amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 – 30 years
Manufacturing equipment and machinery	10 – 20 years
Fixtures and other equipment	3 – 10 years

Timber rights and roads are amortized over a period not exceeding 60 years.

Capitalized preproduction and start-up costs are amortized over a period not exceeding five years.

Goodwill

Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is subject to an impairment test on at least an annual basis, or more frequently if events or circumstances indicate that it may be impaired.

Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

Impairment of long-lived assets

The Company reviews property, plant, equipment and timber for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

Asset retirement obligations

The Company harvests timber under various timber rights. Estimated future reforestation obligations are accrued and charged to earnings at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

Share-based compensation

The Company's share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising the option to purchase Common shares. The Company records an expense or recovery for share options, based on the quoted market value of the Company's Common shares. If an option holder elects to purchase Common shares, as opposed to receiving a cash payment, both the exercise price and the accrued liability is credited to shareholders' equity.

The Company's directors' deferred share unit plan ("DDSU") allows for settlements in cash or Common shares at the holder's option and, therefore, is accounted for as a liability. Changes in the Company's obligations under the DDSU, which arise from fluctuations in the market price of the Company's Common shares underlying this plan, are recorded in selling, general and administration expenses.

Employee future benefits

The Company accrues for its obligations under employee benefit plans and the related costs net of plan assets.

The Company has adopted the following policies:

- The measurement date used for accounting purposes is October 31;
- The cost of pensions earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's estimate of expected plan investment performance, salary escalation and retirement ages of employees;
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;
- Past service costs arising from plan amendments and transitional obligations are amortized on a straight-line basis over the estimated average remaining service period of employees active at the date of the amendments;
- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

For defined contribution plans, the pension expense is the amount of contributions the Company is required to pay for services rendered by employees.

Income taxes

Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for temporary differences between the tax and financial statement bases of assets, liabilities and certain carry-forward items.

Future income tax assets are recognized only to the extent that it is more likely than not that they will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

2. CHANGE IN ACCOUNTING POLICY

Effective December 31, 2006 the Company adopted the new provision of the Emerging Issue Committee pronouncement No. 162 for share-based compensation for directors, officers and employees eligible to retire before the vesting date. Compensation expense is now recognized over the earlier of the normal vesting period or the period from the grant date to the date the employee becomes eligible to retire. Pursuant to the transition provision, the Company recorded an adjustment of $1,548 (net of tax of $791) to opening 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Company has not restated earnings of any prior period as a result of adopting this accounting change as the Company has concluded that such an impact is not material. The fiscal 2006 income statement effect of adopting this change in policy was an increase in earnings of $1,640 (net of tax of $838).

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

3. INVESTMENT IN JOINT VENTURES

The Company's joint ventures are Alberta Newsprint Company (50%) and Cariboo Pulp and Paper Company (50%).

The Company's proportionate share of the joint ventures is as follows:

	2006	2005
Current assets	$ 66,213	$ 57,078
Non-current assets	174,158	149,096
Total assets	240,371	206,174
Current liabilities	(26,877)	(23,510)
Non-current liabilities	(22,887)	(22,396)
Equity	$ 190,607	$ 160,268
Sales	$ 215,595	$ 198,670
Costs and expenses	(161,061)	(186,472)
Earnings before income taxes	$ 54,534	$ 12,198
Cash flows from operating activities	$ 54,595	$ 40,607
Cash flows from financing activities	$ 127	$ —
Cash flows from investing activities	$ (22,230)	$ (10,403)

The Company has business transactions with certain of its joint venture participants and entities related to these participants. All transactions are at market prices and on normal business terms.

4. INVENTORIES

	2006	2005
Logs and wood chips	$ 170,318	$ 178,103
Manufactured products	269,571	305,609
Processing materials and supplies	91,984	88,292
	$ 531,873	$ 572,004

5. ASSETS HELD FOR SALE

The Company sold its interest in two sawmills and the related timber harvesting rights for net proceeds of $79,228, resulting in a gain of $21,547. The Company also sold road maintenance and logging operations located in Hinton, Alberta for proceeds of $2,201, resulting in a gain of $139.

The results of operations from these assets to the sale dates are included in earnings. Effective January 1, 2006, amortization was discontinued on the assets held for sale.

6. PROPERTY, PLANT, EQUIPMENT AND TIMBER

			2006
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,207,455	$ 1,781,682	$ 1,425,773
Construction-in-progress	73,261	—	73,261
Timber rights and roads	806,703	208,499	598,204
Rental properties	15,584	4,055	11,529
Other	28,089	2,942	25,147
	$ 4,131,092	$ 1,997,178	$ 2,133,914

			2005
	Cost	Accumulated amortization	Net
Manufacturing plant, equipment and machinery	$ 3,136,882	$ 1,690,656	$ 1,446,226
Construction-in-progress	99,581	—	99,581
Timber rights and roads	854,330	208,988	645,342
Rental properties	19,632	5,299	14,333
Other	26,836	2,263	24,573
	$ 4,137,261	$ 1,907,206	$ 2,230,055

7. DEFERRED CHARGES

	2006	2005
Deferred pension (note 13)	$ 35,634	$ 20,760
Deferred financing fees — net	5,164	6,383
Deferred transaction costs (note 12)	1,028	—
	$ 41,826	$ 27,143

Deferred financing fees are amortized over the term of the related debt.

8. OTHER ASSETS

	2006	2005
Power purchase agreements — net	$ 102,442	$ 28,673
Investments	10,712	15,822
Advances for timber and timber deposits	14,535	17,042
	$ 127,689	$ 61,537

Power purchase agreements

Effective January 1, 2001, the Company entered into two power purchase agreements to acquire a portion of the electricity generated from two power plants in Alberta at substantially predetermined prices. The Company sells the electricity acquired under the power purchase agreement at prevailing market prices. At the same time, the Company's Alberta operations purchase electricity at prevailing market prices. Effective May 1, 2006, the Company sold its interest in one of the agreements for proceeds of $68,211 while concurrently acquiring a greater interest in the remaining agreement for $85,738. The transactions were accounted for as a sale and purchase respectively, resulting in a gain of $61,793. Following the transactions, the Company's share of electricity generated was approximately 120 megawatts for 2006 and is expected to be 115 megawatts per year for the period 2007 to 2020. The power purchase agreement is amortized over the life of the agreement.

9. LONG-TERM DEBT AND OPERATING LOANS

Long-term debt

	2006	2005
Cdn $125,000 debentures due 2007; interest at 6.80%	$ 124,984	$ 124,960
Cdn $150,000 debentures due 2009; interest at 4.94%	150,000	150,000
US $300,000 senior notes due 2014; interest at 5.20%	349,620	348,900
Cdn $3,300 term note; interest at floating rates[1]	3,300	4,500
	627,904	628,360
Less: Current portion	(128,284)	(4,500)
	$ 499,620	$ 623,860

[1] Floating rates are based on Prime, US base, Bankers Acceptances or LIBOR at the Company's option.

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

Interest payments are made on a semi-annual basis with the exception of the Cdn $3,300 term note, which are made quarterly.

Principal repayments required are as follows:

2007	$ 128,284
2008	—
2009	150,000
2010	—
2011	—
Thereafter	349,620
	$ 627,904

Operating loans

The Company has approximately $516,700 (2005 - $530,000) in revolving lines of credit available, none of which was drawn as at December 31, 2006 (2005 - $165,111). Interest is payable at floating rates based on Prime, US base, Bankers Acceptances or LIBOR at the Company's option. The Company has also issued $14,863 (2005 - $14,392) under various letters of credit.

All long-term debt and bank lines of credit are unsecured except for a $5,000 joint venture line of credit which is secured by its working capital.

10. OTHER LIABILITIES

	2006	2005
Post-retirement obligations (note 13)	$ 54,029	$ 44,243
Timber damage deposits	14,605	10,921
Reforestation obligations – long-term	60,054	68,187
Other asset retirement obligations	8,758	9,609
	$ 137,446	$ 132,960

Asset retirement obligations

The Company's asset retirement obligations relate to its responsibility for reforestation under various timber rights and to landfill closure and other site remediation costs.

Changes in asset retirement obligations are as follows:

	Reforestation		Other	
	2006	2005	2006	2005
Asset retirement obligations				
— beginning of year	$ 123,643	$ 120,942	$ 9,609	$ 6,636
Liabilities recognized	40,234	44,182	—	—
Liabilities settled	(52,832)	(45,504)	(1,036)	(106)
Accretion expense	5,753	5,412	497	868
Change in estimates	530	(4,209)	(312)	—
Obligations sold (note 5)	(3,052)	—	—	—
Acquired obligations	—	2,820	—	2,211
Asset retirement obligations — end of year	114,276	123,643	8,758	9,609
Less:				
Current portion	(54,222)	(52,319)	—	—
Long-term liabilities held for sale	—	(3,137)	—	—
	$ 60,054	$ 68,187	$ 8,758	$ 9,609

The total undiscounted amount of the estimated cash flows to settle the above obligations is $143,274 (2005 — $154,519). The cash flows have been discounted using an inflation and credit adjusted risk-free rates ranging from 3.25% to 4.6% to determine fair value.

The timing of the reforestation payments is based on the Company's estimate of the amount of time required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closure and site remediation costs are expected to occur at periods ranging up to 20 years.

11. SHAREHOLDERS' EQUITY

Authorized share capital

10,000,000 Preferred shares, issuable in series, without par value

200,000,000 Common shares, without par value

20,000,000 Class B common shares, without par value

	2006		2005	
	Number of shares issued	Amount	Number of shares issued	Amount
Common	**37,886,731**	**$ 597,615**	37,871,786	$ 597,061
Class B common	**4,885,206**	**491**	4,885,206	491
Total Common	**42,771,937**	**598,106**	42,756,992	597,552
Retained earnings		**1,641,311**		1,268,811
Share purchase loans		**(287)**		(444)
		$ 2,239,130		$ 1,865,919

Share capital transactions during 2006

The Company issued 14,945 Common shares for $554.

Share capital transactions during 2005

The Company issued 12,242 Common shares for $527 and 500,000 Class B common shares in the amount of $50 were exchanged for Common shares during the year.

Rights and restrictions of Common shares

Common shares and Class B common shares are equal in all respects except that each Class B common share may at any time be exchanged for one Common share.

Dividends payable

Dividends declared and unpaid at December 31, 2006 amounted to $5,988 (2005 - $5,986) and are included in accounts payable and accrued liabilities.

Share purchase loans

Share purchase loans receivable of $287 (2005 — $444) under the Company's management share purchase plan are included as a reduction of shareholders' equity. The loans are non-interest bearing, mature in 2008 and are secured by a pledge of 12,326 (2005 — 18,475) Common shares.

Share option plan

The Company has a share option plan for its directors, officers and employees, under which it may grant up to 3,505,506 share options. The exercise price of a share option is the closing price of the Company's Common shares on the day preceding the grant date. The options vest at the earlier of retirement or 20% per year from the grant date and expire after 10 years.

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

A summary of the activity in the share option plan is presented below:

	2006			2005		
	Options		Weighted average exercise price (dollars)	Options		Weighted average exercise price (dollars)
Outstanding — beginning of year	1,913,305	$	33.68	1,866,348	$	30.10
Granted	330,200		41.19	313,030		51.56
Exercised	(43,421)		33.63	(266,073)		29.65
Expired/cancelled	(45,400)		44.50	—		—
Outstanding — end of year	2,154,684	$	34.60	1,913,305	$	33.68
Exercisable — end of year	1,389,076	$	30.27	1,143,602	$	28.94

The following table summarizes information about the share options outstanding at December 31, 2006:

Range of exercise prices (dollars)	Number outstanding	Weighted average remaining contractual life (years)		Weighted average exercise price (dollars)	Number of exercisable options		Weighted average exercise price (dollars)
$21.08	334,143	4.0	$	21.08	334,143	$	21.08
$27.61 — $29.75	490,661	2.7	$	29.33	490,661	$	29.33
$33.41 — $35.54	562,650	5.7	$	33.44	412,610	$	33.44
$38.90 — $41.19	469,200	8.4	$	40.37	78,800	$	38.90
$51.56	298,030	8.1	$	51.56	72,862	$	51.56
	2,154,684	5.7	$	34.60	1,389,076	$	30.27

Directors' deferred share unit plan

Under the DDSU, non-employee directors of the Company may elect to receive all or a portion of their fee for that fiscal year in the form of deferred share units which vest immediately. Units are redeemable, in cash or Common shares, only following resignation or retirement and must be redeemed by December 15 of the following year and in certain cases a shorter time period. As at December 31, 2006, there were 20,499 (2005 - 13,149) units outstanding.

12. COMMITMENTS

a) In November 2006, the Company entered into an agreement to acquire 13 sawmills for approximately US$325 million, subject to post closing adjustments. The transaction is expected to close in the first quarter of 2007.

b) Operating leases

The Company is committed to payments under certain operating leases for equipment, land, buildings and office space. The payments required under these leases over the next five years amount to $9,058 (2005 — $9,202).

2007	$	2,580
2008		2,105
2009		1,480
2010		1,172
2011		980
Thereafter		741
	$	9,058

c) Product purchase and sale commitments

The Company has long-term purchase and sale contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

d) Capital expenditures

Capital commitments at December 31, 2006 amounted to $13,440 (2005 — $47,417).

13. EMPLOYEE FUTURE BENEFITS

The Company maintains non-contributory defined benefit and defined contribution pension plans covering a majority of its employees. The defined benefit plans provide pension benefits based on either length of service or earnings and length of service. The Company also provides group life insurance, medical and extended health benefits to certain employee groups.

The total pension expense for the Company's defined contribution pension plans is $1,475 (2005 - $2,103).

The status of the Company's defined benefit pension plans and other benefit plans, in aggregate, is as follows:

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
Expense				
Current service cost	$ 31,167	$ 25,849	$ 1,095	$ 1,004
Interest cost on earned benefit obligations	41,302	39,513	2,853	2,920
Actual return on plan assets	(96,589)	(62,799)	—	—
Actual actuarial loss (gain) on benefit obligations	32,869	73,291	(728)	4,134
Other	(87)	(93)	—	—
Expense before adjustments	8,662	75,761	3,220	8,058
Difference between expected return and actual return on plan assets	50,097	24,169	—	—
Difference between net actuarial (gain) loss recognized and actual (gain) loss on benefit obligations	(30,674)	(73,545)	893	(4,032)
Difference in other	320	187	460	460
Net expense	$ 28,405	$ 26,572	$ 4,573	$ 4,486
Accrued benefit obligations				
Projected benefit obligations — opening	$ 752,000	$ 653,108	$ 54,924	$ 48,773
Acquired (divested) plans	(11,995)	—	(1,026)	2,969
Current service cost	31,342	24,892	1,096	863
Interest cost	41,399	36,171	2,861	2,539
Benefits paid	(38,578)	(35,361)	(1,578)	(3,563)
Actuarial loss (gain) and other	32,869	73,190	(728)	3,343
Plan transfers and improvements	3,363	—	35	—
Projected benefit obligations — ending	$ 810,400	$ 752,000	$ 55,584	$ 54,924
Plan assets				
Fair value — opening	$ 698,940	$ 584,892	$ —	$ —
Divested plans	(11,465)	—	—	—
Actual return on plan assets	96,589	62,799	—	—
Contributions	37,653	86,601	1,578	3,563
Benefits paid	(38,578)	(35,361)	(1,578)	(3,563)
Plan transfers and improvements	347	—	—	—
Other	96	9	—	—
Fair value - ending	$ 783,582	$ 698,940	$ —	$ —

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
Funded status of the plans				
Surplus (deficit) — registered plans	$ (28,016)	$ (53,051)	$ (55,584)	$ (54,924)
— supplemental plans	1,198	(9)	—	—
	(26,818)	(53,060)	(55,584)	(54,924)
Unamortized net actuarial losses	48,456	68,472	4,924	5,926
Unamortized past service costs	4,427	1,895	—	—
Unamortized net transitional amount	(2,307)	(2,409)	2,763	3,223
Contributions after measurement date	5,744	6,521	—	—
Long-term liabilities held for sale	—	873	—	—
Net accrued benefit (liability) asset	$ 29,502	$ 22,292	$ (47,897)	$ (45,775)
Represented by				
Deferred pension (note 7)	$ 35,634	$ 20,760	$ —	$ —
Pension and other benefit plans (note 10)	(6,132)	659	(47,897)	(45,775)
Long-term liabilities held for sale (note 5)	—	873	—	—
	$ 29,502	$ 22,292	$ (47,897)	$ (45,775)

The significant actuarial assumptions used are as follows:

	Pension plans		Other benefit plans	
	2006	2005	2006	2005
To determine benefit obligations at end of year				
Discount rate	5.25%	5.25%	5.25%	5.25%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.25%	n/a	n/a
To determine benefit expense (income) for the year				
Discount rate	5.25%	6.00%	5.25%	6.00%
Expected rate of return on plan assets	7.00%	7.00%	n/a	n/a
Rate of increase in future compensation	3.25%	3.75%	n/a	n/a

The Company funds health care benefit costs, shown under other benefit plans, on a pay-as-you-go basis. The actuarial assumptions are for extended health care cost increases of 10% per year for five years, grading down to 4.5% per year thereafter, with no increase in the medical services plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects for 2006:

	Increase	Decrease
Total of service and interest cost	$ 720	$ 711
Accrued benefit obligations	$ 8,747	$ 8,175

Assets

The weighted-average asset allocations of the Company's defined benefit plans at the measurement date, by asset category, are as follows:

	2006	2005
Equity investments	61%	53%
Fixed income investments	35%	38%
Other investments	4%	9%
	100%	100%

Actuarial valuations

Actuarial valuations of the Company's pension plans are generally required every three years. The most recent valuations and the next scheduled valuations for the Company's principal defined benefit plans are as follows:

Last actuarial valuation date	Scheduled valuation date	Benefit obligations	Fair value of assets
December 31, 2003	December 31, 2006	3%	3%
December 31, 2004	October 1, 2006	2%	2%
December 31, 2004	December 31, 2007	49%	50%
December 31, 2005	December 31, 2006	4%	5%
December 31, 2005	December 31, 2008	42%	40%
		100%	100%

14. FINANCIAL INSTRUMENTS

a) Fair values

The recorded amounts for cash and short-term investments, accounts receivable, operating loans, accounts payable and accrued liabilities approximate fair values, based on their short-term maturities.

The fair value of the Company's long-term debt at December 31, 2006 was $480,341 (2005 - $617,540) based on rates currently available to the Company for long-term debt with similar terms and remaining maturities.

b) Credit risk

The Company sells its products to a variety of customers under various payment terms and therefore is exposed to credit risks. The Company has adopted policies and procedures designed to limit these risks.

c) Currency risk

A significant portion of the Company's earnings is generated from sales denominated in U.S. dollars. The Company does not use forward exchange contracts to reduce its exposure to exchange rate movements, however, the Company has a significant portion of its long-term debt denominated in U.S. dollars.

15. RESTRUCTURING AND IMPAIRMENT CHARGES

During the year, the Company expensed $37,631 related to a restructuring of the pulp mill in Hinton, Alberta. Of this amount, $34,780 was for the writedown of property, plant, equipment and timber with the balance for other restructuring costs.

In 2005, the Company expensed $7,715 related to the shut-down of a 50% owned sawmill. Of this amount, $5,184 was charged to amortization expense and $2,531 of other closure costs was charged to administration expense.

December 31, 2006 and 2005 (Figures are in thousands of Canadian dollars, except where indicated)

16. COUNTERVAILING AND ANTIDUMPING DUTIES

On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") between the Canadian and U.S. governments came into effect. The terms include replacing the then existing countervailing and antidumping duties with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the volume of shipments to the United States. The agreement required both parties to withdraw all litigation and the U.S. industry to waive their rights to file another case while the agreement is in effect. The SLA 2006 required the U.S. government to refund with interest all duties collected. The Company's share of the US$1 billion to be paid to the U.S. government under the SLA 2006 is funded by a special charge of 18.06% on duties and interest up to October 12, 2006. The following amounts have been recorded in the financial statements related to duties and the SLA 2006:

		2006		2005
Duties and interest receivable included in accounts receivable	$	2,660	$	—
Special charge included in accounts payable	$	122,386	$	—
Duties expensed prior to the SLA 2006 coming into effect	$	61,432	$	151,431
Duty refund recorded in income — net of related special charge		(386,827)		—
Duty (refund) expense	$	(325,395)	$	151,431
Interest income	$	(50,032)	$	—

The special charge payable includes amounts payable related to pre-2005 duties paid to International Paper under the terms of the agreement under which the Company acquired Weldwood of Canada Limited.

17. INTEREST EXPENSE

		2006		2005
Long-term interest	$	(34,569)	$	(47,478)
Current interest expense — net		(3,023)		(946)
	$	(37,592)	$	(48,424)

18. THE FORESTRY REVITALIZATION PLAN ("FRP")

In 2003, the Government of B.C. ("Crown") enacted the FRP which provided for changes to Crown forest policy and to the allocation of Crown timber tenures to licensees. The harvesting rights associated with replaceable tenures in excess of certain annual volumes were reduced by 20% and assets, such as roads and bridges in the affected areas, were also expropriated. The effect of the timber take-back was a reduction of approximately 1,275,000 m^3 of the Company's existing allowable annual cut on replaceable tenures. The Company has received $30,740 for the tenure reduction and certain related assets resulting in a gain of $13,609.

19. OTHER INCOME (EXPENSE)

		2006		2005
Foreign exchange gain (loss) — net	$	11,604	$	(14,511)
Gain on asset sales		2,582		3,171
Rental income — net		1,205		1,490
Other — net		5,593		1,079
	$	20,984	$	(8,771)

20. INCOME TAXES

The Company's effective tax rate is as follows:

	2006		2005	
	Amount	%	Amount	%
Income taxes at statutory rates	$ (178,057)	(34.1)	$ (52,287)	(34.9)
Large corporations tax	—	—	(3,452)	(2.3)
Non-taxable amounts	20,624	4.0	(4,502)	(3.0)
Rate differentials between jurisdictions and on specified activities	8,751	1.6	8,833	5.9
Reduction in statutory income tax rates	33,106	6.4	9,518	6.4
Benefit of losses not previously recognized	3,079	0.6	2,477	1.6
Other	(11,359)	(2.2)	(2,884)	(1.9)
	$ (123,856)	(23.7)	$ (42,297)	(28.2)

The components of the future income taxes are as follows:

	2006	2005
Future income tax liabilities		
Property, plant, equipment and timber	$ (378,182)	$ (462,632)
Other	(16,450)	(11,466)
	(394,632)	(474,098)
Future income tax assets		
Asset retirement obligations	32,737	46,563
Post-retirement obligations	14,609	8,993
Loss carry-forwards	15,875	17,116
Other	18,968	23,789
	82,189	96,461
	$ (312,443)	$ (377,637)

21. EARNINGS PER SHARE

Basic earnings per share are calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares outstanding. Diluted earnings per share assume the exercise of options using the treasury stock method.

	2006	2005
Earnings available to shareholders	$ 397,997	$ 107,650
Weighted average number of shares		
Weighted average shares — basic	42,751,422	42,731,125
Share options — treasury stock method	375,924	556,334
Weighted average number of shares — diluted	43,127,346	43,287,459
Earnings per share (dollars)		
Basic	$ 9.31	$ 2.52
Diluted	$ 9.23	$ 2.49

December 31, 2006 and 2005 (Figures are in millions of Canadian dollars, except where indicated)

22. SEGMENTED INFORMATION

The segmentation of the Company's manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes, and economic characteristics. The accounting policies of each segment are the same as those described in note 1.

2006

	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices					
To external customers	$ 1,755.6	$ 475.1	$ 1,095.1	$ —	$ 3,325.8
To other segments	83.4	7.6	—	—	
	$ 1,839.0	$ 482.7	$ 1,095.1	$ —	
EBITDA[1]	$ 518.0	$ 52.8	$ 122.8	$ (11.6)	$ 682.0
Amortization	117.6	39.7	91.0	3.6	251.9
Restructuring charge	—	—	37.6	—	37.6
Operating earnings (loss)	400.4	13.1	(5.8)	(15.2)	392.5
Interest income (expense) — net	29.5	(6.3)	(11.0)	0.2	12.4
Exchange loss on long-term debt	—	—	—	(0.7)	(0.7)
Gain on sale of power purchase agreement	2.2	8.4	51.2	—	61.8
Gain on sale of assets held for sale	21.7	—	—	—	21.7
Gain on timber take-back	13.6	—	—	—	13.6
Other income (expense)	13.8	0.4	(0.2)	7.0	21.0
Earnings (loss) before income taxes and non-controlling interest	$ 481.2	$ 15.6	$ 34.2	$ (8.7)	$ 522.3
Total capital employed[1]	$ 1,479.6	$ 422.3	$ 1,008.9	$ 410.5	$ 3,321.3
Identifiable assets	$ 1,773.7	$ 466.2	$ 1,100.6	$ 677.9	$ 4,018.4
Capital expenditures	$ 123.0	$ 19.9	$ 66.5	$ 2.2	$ 211.6
Sales by geographic area					
Sales to external customers					
USA	$ 1,281.3	$ 150.9	$ 398.8	$ —	$ 1,831.0
Canada	355.1	314.0	84.6	—	753.7
Europe	—	—	116.8	—	116.8
Far East	119.1	10.2	307.9	—	437.2
Other	0.1	—	187.0	—	187.1
	$ 1,755.6	$ 475.1	$ 1,095.1	$ —	$ 3,325.8
Property, plant, equipment and timber by geographic area					
Canada					$ 2,042.8
USA					91.1
					$ 2,133.9

(1) **Non-GAAP measures:**

a) EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

2005

	Lumber	Panels	Pulp & paper	Corporate and other	Consolidated
Sales at market prices					
To external customers	$ 2,020.9	$ 511.0	$ 1,044.8	$ —	$ 3,576.7
To other segments	86.0	5.0	—	—	
	$ 2,106.9	$ 516.0	$ 1,044.8	$ —	
EBITDA[1]	$ 327.8	$ 65.4	$ 62.2	$ (8.5)	$ 446.9
Amortization	121.9	38.1	92.5	2.9	255.4
Operating earnings (loss)	205.9	27.3	(30.3)	(11.4)	191.5
Interest expense	(28.0)	(9.1)	(10.1)	(1.2)	(48.4)
Exchange gain on long-term debt	—	—	—	13.9	13.9
Gain on timber take-back	3.3	—	—	—	3.3
Other income (expense)	(0.4)	(0.4)	0.8	(8.9)	(8.9)
Earnings (loss) before income taxes and non-controlling interest	$ 180.8	$ 17.8	$ (39.6)	$ (7.6)	$ 151.4
Total capital employed[1]	$ 1,762.9	$ 450.8	$ 976.2	$ 40.1	$ 3,230.0
Identifiable assets	$ 1,938.9	$ 492.7	$ 1,081.3	$ 120.8	$ 3,633.7
Capital expenditures	$ 147.4	$ 23.6	$ 46.6	$ 6.8	$ 224.4
Sales by geographic area					
Sales to external customers					
USA	$ 1,460.3	$ 169.7	$ 378.8	$ —	$ 2,008.8
Canada	410.2	326.4	73.2	—	809.8
Europe	—	0.1	126.2	—	126.3
Far East	150.3	14.8	247.1	—	412.2
Other	0.1	—	219.5	—	219.6
	$ 2,020.9	$ 511.0	$ 1,044.8	$ —	$ 3,576.7
Property, plant, equipment and timber by geographic area					
Canada					$ 2,127.5
USA					102.6
					$ 2,230.1

[1] **Non-GAAP measures:**

a) EBITDA is defined as operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

b) Capital employed is defined as identifiable assets less current non-interest bearing liabilities at year-end.

ENVIRONMENTAL POLICY

West Fraser Timber Co. Ltd. is committed to responsible stewardship of the environment. A philosophy of continual improvement of our forest practices and manufacturing procedures has been adopted to optimize the use of resources and minimize or eliminate the impact of our operations on the environment. West Fraser recognizes that environmental excellence is an integral aspect of long-term business success.

Our Company and its employees are committed to the following:

- Complying with all applicable environmental laws and regulations, and with other requirements to which the organization subscribes.
- Preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets.
- Conducting periodic environmental audits.
- Providing training for employees and contractors to ensure environmentally responsible work practices.
- Communicating our environmental performance to employees, customers, shareholders, local communities and other stakeholders.
- Reviewing, on a regular basis, this policy to ensure that it reflects the Company's ongoing commitment to environmental stewardship.

Environmental Certification

West Fraser maintains third-party sustainable forest management certification of all of its woodlands operations in British Columbia and Alberta, meeting a key membership requirement established by the Forest Products Association of Canada.

All of West Fraser's Canadian woodlands operations are certified to the Sustainable Forestry Initiative ("SFI") standard, other than its operations in Hinton, AB, which are certified to the CAN/CSA Z809 standard. Both SFI and CAN/CSA Z809 are internationally recognized certification systems which confirm that forest management practices are carried out to a standard that integrates the sustainable growing and harvesting of trees with the protection of wildlife, plants, water and soil quality, and with a wide range of conservation goals. With these systems in place, West Fraser's customers can have confidence that the Company's products are derived from sustainably-managed forests verified by independent third-party auditors.

In 2006, as part of its customer assurance program, West Fraser received certification of its chain of custody system to the Program for Endorsement of Forest Certification ("PEFC") standard for its Canadian forest products. The PEFC-certified chain of custody allows the Company to demonstrate to customers that the fibre in its supply chain comes from sources that comply with applicable laws, regulations and sustainable resource standards.

West Fraser also maintains certification of the Environmental Management Systems ("EMS") at its Canadian woodlands to ISO 14001, a widely recognized EMS certification system. ISO 14001 provides independent verification that the Company's EMS considers and takes measures to minimize or eliminate the environmental impact of its activities while striving for performance improvements.

The Cariboo, Hinton and Quesnel River pulp mills maintained their manufacturing EMS ISO 14001 registrations. The Alberta Newsprint mill and the Slave Lake Pulp mill obtained certification of their EMS and Safety programs under the Alberta Forest Products Association ForestCare program.

Both MDF manufacturing operations maintained the Green Cross certification, which verifies that MDF materials are made from 100% recycled content. They also maintained Environmentally Preferred Product certification from the Composite Panel Association.

In 2006, West Fraser conducted internal environmental audits at the linerboard and kraft paper mill at Kitimat, BC, the sawmills at Chasm, BC, Williams Lake, BC and Blue Ridge, AB, the plywood mills at Quesnel, BC and Williams Lake, BC and the MDF mill at Blue Ridge, AB. These audits complement West Fraser's external certification programs by monitoring the Company's practices and measuring its performance against internally-established targets.

Environmental Conservation

West Fraser has long been a participant in the joint conservation planning and research process with government agencies, industry and public interest groups related to the woodland caribou in Alberta and the mountain caribou in B.C. In 2006, West Fraser spearheaded the formation of the Caribou Landscape Management Association in Alberta, whose members include companies in the forest products and oil and gas sectors and an aboriginal organization. This group funds and provides on-the-ground caribou conservation solutions.

Permits, Approvals, and Leases

The sawmill at Blue Ridge, AB received registration under the Alberta government Code of Practice for Sawmill Plants, which replaces the system of individual approvals for sawmills in the province.

The LVL plant at Rocky Mountain House, AB renewed its operating approval issued by Alberta Environment. The approval specifies increased air emission monitoring requirements and requires the mill to reassess the effectiveness of its log yard stormwater collection system.

With the acquisition of Weldwood of Canada Limited in December 2004, West Fraser acquired a foreshore property lease on Vancouver Island that contains a former colliery wash pile. West Fraser completed work in 2006 to remediate a creek transiting the property to reduce the risk of erosion. West Fraser also conducted an extensive environmental characterization of the site and an assessment of various remedial options.

Effluent Quality

In 2006, the Alberta Newsprint mill achieved a 60% reduction in the discharge levels of phosphorous, an effluent nutrient, to the Athabasca River over those measured in 2005. The linerboard and kraft paper mill at Kitimat improved its effluent quality across several measures, with reductions during the past several years ranging from 25% to 75%. The Quesnel River pulp mill continues to realize improvements to effluent quality from the capital upgrade to its effluent treatment system completed in 2005. Additionally, the Hinton, Cariboo and Slave Lake pulp mills maintained consistent effluent quality performance within their permit levels.

Various improvements continue to be made at the Kitimat mill to address the effect of its effluent on the taste of eulachon, a species of fish that spawns in the Kitimat River and other northern rivers during a brief period each year. These improvements continue to increase the overall effectiveness of the effluent treatment system. Based upon the results of the 2006 program, West Fraser reached an agreement with the federal and provincial regulatory agencies to extend the terms of the program to address the effect of the Kitimat mill's effluent. This agreement is supported by the Haisla First Nation.

Alberta Environment has implemented a policy that will require pulp and paper mills in Alberta to reduce levels of biological oxygen demand and total suspended solids in pulp mill effluent. The new levels will be phased in over the next few years as pulp and paper mills renew their operating approvals. The Slave Lake pulp mill and the Alberta Newsprint mill recently received their approvals and are able to meet the new requirements. However, certain modifications may be necessary at the Hinton Pulp mill to ensure that it will also be able to meet these requirements. The renewal of its operating approval is expected in 2008.

Alberta Environment also requires pulp and paper mills operating on the Athabasca River to participate in water quality studies. West Fraser's mills are active participants in this ongoing initiative.

Air Quality

As part of the contruction of the new Quesnel sawmill, an upgraded thermal energy system fueled by wood waste residuals to dry lumber was installed. This system is equipped with high efficiency air emission controls to minimize particulate discharges. The wood waste residuals supplying this system have been diverted from a beehive burner operated by a third party in the Quesnel community. These actions are part of the program to discontinue the use of the burner by December 2007 and meet the deadline established by the Province. West Fraser is also on schedule to close the beehive burner at its sawmill in Houston, BC to meet the same December deadline.

A thermal energy system was also commissioned at West Fraser's sawmill in Blue Ridge, AB. As this system replaced a burner, there has been a significant reduction in particulate discharges from the mill's operation. The Company's sawmill at Sundre, AB received an approval amendment for construction of a thermal energy system, which will be completed in 2007.

High efficiency air emission controls were installed at the plywood mill in Williams Lake, BC to reduce particulate discharges from the wood waste residual fired boiler system. This resolves an ongoing issue with permit non-compliance for boiler particulate emissions. An electrostatic precipitator was installed at the plywood facility in Edmonton, AB to reduce air emissions from the dryers.

In Williams Lake, Quesnel and the Bulkley Valley-Lakes District in B.C., West Fraser continues to participate in stakeholder airshed management planning processes aimed at improving air quality in these areas.

The U.S. sawmills at Joyce, AR and Huttig, LA are on track to meet the requirements for compliance with boiler maximum achievable control technology regulations that will come into effect by 2008.

Greenhouse Gases

West Fraser tracks greenhouse gas ("GHG") emissions annually from its manufacturing plants. In 2006, total direct emissions were 41% below 1990 levels at the Company's facilities despite increased production in all product segments.

Heat generated from the new thermal energy system at the Blue Ridge, AB sawmill displaced natural gas in the lumber dying kilns and resulted in reduced GHG emissions. The thermal energy system at the sawmill at Sundre, AB, to be completed in 2007, will also reduce GHG emissions.

The Canadian government has proposed legislation that would set GHG targets for the pulp and paper industry. All of West Fraser's pulp and paper mills are expected to be subject to this legislation.

Non-compliances, Charges and Spills

In December 2004, West Fraser was charged in connection with a black liquor release into a drainage ditch in 2002 at its operation in Kitimat. West Fraser agreed to plead guilty under the federal Fisheries Act and under the B.C. Environmental Management Act and pay a penalty of $100,000. In January 2006, the Kitimat mill exceeded lime kiln particulate emission limits. In November 2006, the mill had a release of dilute sodium hydroxide to a stormwater ditch but a significant portion of the chemical was recovered. This incident is under investigation by Environment Canada.

In 2005, the Cariboo Pulp mill was charged with two counts under the federal Transportation of Dangerous Goods Act regarding an incident which involved damage to a rail car alleged to contain sulphur dioxide. The incident occurred prior to West Fraser acquiring a 50% interest in this mill in December 2004. Although the charges were dismissed in 2006, the Crown is appealing the decision.

The MDF mill at Blue Ridge, AB exceeded permitted formaldehyde emission levels on several occasions from one of its dryers in 2005 and 2006. West Fraser is working with Alberta Environment to address this issue.

In 2005, the LVL mill at Rocky Mountain House, AB had several stormwater pond discharges that did not meet the requirements of its permits and in 2006 implemented interim measures to ensure that the stormwater pond did not overflow. The incidents in 2005 remain under investigation by Alberta Environment and the mill continues to work with its consultant and Alberta Environment to develop a permanent strategy for managing the pond. In 2006, the LVL mill exceeded permitted emission levels from its dryers. West Fraser plans to install an improved air emission discharge collection system for the dryers in 2007.

The sawmill at Fraser Lake, BC and the veneer mill at Slave Lake, AB had incidents of nonconformance with the operating temperature for their residual wood waste burners related to a lack of wood waste residuals and limited operating periods. The mills have implemented improved operating procedures to eliminate future nonconformance. The issues have been reviewed with regulators and no concerns were identified.

The joint-venture sawmill at Red Earth, AB, was shut down permanently in September 2005. Prior to the closure, the mill installed a hydrocarbon product recovery system to capture hydrocarbon contamination at the mill site, a condition that existed before West Fraser acquired its 50% ownership interest. Monitoring of site conditions and operation of the recovery system is ongoing.

COMPLIANCE WITH TOXICITY REGULATIONS

Eurocan Pulp & Paper
(%)


100
75
50
25
0
02 03 04 05 06

Cariboo Pulp & Paper
(%)


100
75
50
25
0
02 03 04 05 06

Hinton Pulp & Paper
(%)


100
75
50
25
0
02 03 04 05 06

TOTAL SUSPENDED SOLIDS (TSS)

Eurocan Pulp & Paper
(milligrams per litre)


200
200 Permit Level
150
100
50
0
02 03 04 05 06

Cariboo Pulp & Paper
(kilograms per day)


1200
10900 Permit Level
1000
800
600
400
200
0
02 03 04 05 06

Hinton Pulp & Paper
(kilograms per day)


6000
5500 Permit Level
5000
4000
3000
2000
1000
0
02 03 04 05 06

BIOCHEMICAL OXYGEN DEMAND (BOD)

Eurocan Pulp & Paper
(milligrams per litre)


150
130 Permit Level
120
90
60
30
0
02 03 04 05 06

Cariboo Pulp & Paper
(kilograms per day)


8000
7000
7250 Permit Level
6000
5000
4000
3000
2000
1000
0
02 03 04 05 06

Hinton Pulp & Paper
(kilograms per day)


3500
3300 Permit Level
3000
2500
2000
1500
1000
500
0
02 03 04 05 06

Alberta Newsprint
(%)


100
75
50
25
0
02 03 04 05 06

Slave Lake Pulp
(%)


100
75
50
25
0
02 03 04 05 06

Quesnel River Pulp
(%)


100
75
50
25
0
02 03 04 05 06

Alberta Newsprint
(kilograms per day)


3500 3500 Permit Level
3000
2500
2000
1500
1000
500
0
02 03 04 05 06

Slave Lake Pulp
(kilograms per day)


3000
2800 Permit Level
2500 2500 Permit Level
2000
1500
1000
500
0
02 03 04 05 06

Quesnel River Pulp
(milligrams per litre)


1000
938 Permit Level
800
600 618 Permit Level
563 Permit Level
400
200
0
02 03 04 05 06

Alberta Newsprint
(kilograms per day)


2500
2000 2100 Permit Level
1500
1000
500
0
02 03 04 05 06

Slave Lake Pulp
(kilograms per day)


1200
1000 1050 Permit Level
800
600
400
200
0
02 03 04 05 06

Quesnel River Pulp
(milligrams per litre)


400
350 364 Permit Level
300
250
200
150
100
50
0
02 03 04 05 06

SIX YEAR FINANCIAL REVIEW

($ millions, except as otherwise indicated)

	2006	2005	2004	2003	2002	2001
Earnings						
Sales	**3,325.8**	3,576.7	2,400.0	1,920.6	1,985.8	1,851.5
Cost of product sold	**2,296.1**	2,321.8	1,359.6	1,287.7	1,243.8	1,181.3
Freight and other distribution costs	**543.7**	542.0	346.3	300.5	286.2	265.0
Export taxes	**16.8**	—	—	—	—	—
Amortization	**251.9**	255.4	153.9	142.3	135.4	123.3
Selling, general and administrative	**113.9**	120.3	71.9	60.2	69.1	70.5
Share option expense	**(1.3)**	(5.7)	25.1	8.9	—	—
Restructuring charge	**37.6**	—	—	—	—	—
Duty (refund) expense	**(325.4)**	151.4	155.6	112.0	42.4	24.2
Operating earnings	**392.5**	191.5	287.6	9.0	208.9	187.2
Interest income (expense) — net	**12.4**	(48.4)	(16.0)	(16.9)	(32.6)	(33.5)
Exchange gain (loss) on long-term debt	**(0.7)**	13.9	26.6	40.8	5.5	(26.6)
Other income (expense)	**118.1**	(5.6)	(1.4)	3.3	3.4	4.7
Income tax (expense) recovery	**(123.9)**	(42.3)	(84.8)	6.9	(56.2)	(34.5)
Earnings from continuing operations	**398.4**	109.1	212.0	43.1	129.0	97.3
Earnings from discontinued operations	—	—	—	—	8.5	17.6
Non-controlling interest	**(0.4)**	(1.4)	—	—	—	—
Earnings	**398.0**	107.7	212.0	43.1	137.5	114.9
Cash provided from operations	**880.2**	29.7	395.1	151.7	178.3	277.4
Capital expenditures and acquisitions	**211.6**	224.4	1,264.0	85.4	123.4	142.8
Financial position						
Working capital	**621.5**	370.4	402.8	525.5	480.1	286.6
Net capital assets	**2,133.9**	2,230.1	2,344.5	1,245.7	1,317.8	1,332.0
Others assets & deferred charges	**169.5**	152.3	103.9	85.6	104.2	101.1
Goodwill	**263.7**	263.7	276.7	—	—	—
Net discontinued assets	—	—	—	—	—	122.1
Net Assets	**3,188.6**	3,016.5	3,127.9	1,856.8	1,902.1	1,841.8
Long-term debt	**499.6**	623.9	735.5	287.0	337.7	359.6
Other liabilities & future income taxes	**449.9**	526.7	610.9	248.6	266.8	306.4
Shareholders' equity	**2,239.1**	1,865.9	1,781.5	1,321.2	1,297.6	1,175.8
Non-current liabilities & equity	**3,188.6**	3,016.5	3,127.9	1,856.8	1,902.1	1,841.8

	2006	2005	2004	2003	2002	2001
Per common share (dollars)						
Diluted EPS	**9.23**	2.49	5.36	1.16	3.70	2.73
Diluted EPS from continuing operations	**9.23**	2.49	5.36	1.16	3.47	2.59
Common shareholder's equity	**52.35**	43.64	41.68	35.85	35.23	32.01
Price range — high	**44.00**	54.87	55.10	40.55	40.91	31.77
— low	**34.85**	38.30	36.16	29.25	26.27	21.07
— close	**41.38**	41.22	48.20	38.00	31.82	31.77
Cash dividends declared	**0.56**	0.56	0.56	0.56	0.51	0.46
Shares outstanding at year-end ('000s)	**42,772**	42,757	42,745	36,857	33,483	30,360
Ratios						
Return on capital employed	**12.0%**	3.9%	8.8%	0.7%	7.6%	7.7%
EBITDA margin	**20.5%**	12.5%	18.4%	7.9%	17.3%	16.8%
Return on common shareholder's equity	**20.1%**	5.9%	14.9%	3.3%	11.1%	10.0%
Net debt to capitalization	**1.0%**	29.4%	25.3%	2.5%	11.3%	21.8%
Number of employees at year-end[1]	**6,900**	7,400	7,000	4,100	4,000	3,800
Production						
Lumber (MMfbm)	**4,186**	4,212	2,772	2,594	2,347	2,012
Linerboard and kraft paper (Mtonnes)	**459**	449	446	280	410	407
Pulp (Mtonnes)	**1,104**	1,133	522	523	397	361
Newsprint (Mtonnes)	**125**	130	135	127	128	120
MDF (3/4" MMsf)	**288**	294	285	261	249	250
Plywood (3/8" MMsf)	**728**	721	249	248	235	248
LVL (Mcf)	**3,000**	3,179	—	—	—	—

[1] In 2006 and 2005 a part-time employee was counted as one full-time employee. In prior years the Company counted full-time equivalent hours.

CORPORATE INFORMATION

Directors

Henry H. Ketcham	Chairman of the Board, President and Chief Executive Officer
Clark S. Binkley	Managing Director, International Forestry Investment Advisors (advisory services)
J. Duncan Gibson	Investor
William H. Ketcham	Managing Director, Serafin Partners LLP (private investment)
William P. Ketcham	Chairman of the Board, Henry H. Ketcham Lumber Co., Inc.(private investment)
Harald H. Ludwig	President, Macluan Capital Corporation (diversified private equity investments)
Brian F. MacNeill	Chairman, Petro-Canada Inc. (energy, exploration, development, refining and marketing)
Robert L. Phillips	Corporate Director
Janice G. Rennie	Corporate Director

Officers

Henry H. Ketcham	Chairman, President and Chief Executive Officer
Gerald J. Miller	Executive Vice-President, Operations
Martti Solin	Executive Vice-President, Finance, Corporate Development and Chief Financial Officer
Gary W. Townsend	President, Solid Wood Products
D. Wayne Clogg	Vice-President, Woodlands
Rodger M. Hutchinson	Vice-President, Corporate Controller
William H. LeGrow	Vice-President, Transportation and Energy
Christopher D. McIver	Vice-President, Lumber Sales
Edward R. Seraphim	Vice-President, Pulp and Paper
Zoltan F. Szucs	Vice-President, Panelboard
Larry S. Hughes	Secretary; Partner, Lang Michener LLP (lawyers)

Shareholder Information

Annual General Meeting

The Annual General Meeting of the shareholders of the Company will be held on April 25, 2007 at 11:00 a.m. at Quesnel, British Columbia.

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Legal Counsel

Lang Michener LLP
Vancouver, British Columbia

Transfer Agent

CIBC Mellon Trust Company
Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax

Filings

www.sedar.com
Shares Listed
Toronto Stock Exchange
Symbol: WFT

Number of Common Shares Outstanding

42,771,937

Investor Contacts

Martti Solin
Executive Vice-President, Finance, Corporate Development, and CFO

Rodger Hutchinson
Vice-President, Corporate Controller
Tel: (604) 895-2700
Fax: (604) 681-6061

e-mail: shareholder@westfraser.com
www.westfraser.com

Corporate Office

858 Beatty Street, Suite 501,
Vancouver, British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Sales

North American Lumber

1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9254
Fax: (250) 992-3034

Export Lumber

858 Beatty Street, Suite 201,
Vancouver, British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Southern Yellow Pine Lumber

401 Thomas Road, Suite 2
West Monroe, Louisiana
71292 USA
Tel: (318) 340-6016
Fax: (318) 340-6053

Laminated Veneer Lumber

100A 9705 Horton Road SW
Calgary, Alberta
T2V 2X5 Canada
Tel: (403) 250-1770
Fax: (403) 250-3877

MDF

9919 65 Avenue
Edmonton, Alberta
T6E 0L1 Canada
Tel: (780) 413-8900
Fax: (780) 413-8910

Plywood

1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9254
Fax: (250) 992-3034

Pulp & Paper

858 Beatty Street, Suite 501,
Vancouver, British Columbia
V6B 1C1 Canada
Tel: (604) 895-2700
Fax: (604) 681-6061

Newsprint

2900-650 W Georgia Street
Vancouver, British Columbia
V6B 4N8 Canada
Tel: (604) 681-8817
Fax: (604) 681-8861

Operations

Solid Wood

1250 Brownmiller Road
Quesnel, British Columbia
V2J 6P5 Canada
Tel: (250) 992-9244
Fax: (250) 992-9233

West Fraser, Inc.

401 Thomas Road, Suite 2
West Monroe, Louisiana
71292 USA
Tel: (318) 340-6000
Fax: (318) 340-6064

MDF

WestPine

300 Carradice Road
Quesnel, British Columbia
V2J 5Z7 Canada
Tel: (250) 991-7100
Fax: (250) 991-7115

Ranger Board

Box 2000
Whitecourt, Alberta
T7S 1P9 Canada
Tel: (780) 648-6333
Fax: (780) 648-6397

Pulp & Paper

Cariboo Pulp & Paper

P.O. Box 7500
50 North Star Road
Quesnel, British Columbia
V2J 3J6 Canada
Tel: (250) 992-0200
Fax: (250) 992-2164

Eurocan Pulp & Paper Co.

P.O. Box 1400,
Eurocan Way
Kitimat, British Columbia
V8C 2H1 Canada
Tel: (250) 632-6111
Fax: (250) 639-3486

Quesnel River Pulp

1000 Finning Road
Quesnel, British Columbia
V2J 6A1 Canada
Tel: (250) 992-8919
Fax: (250) 992-2612

Hinton Pulp

760 Switzer Drive
Hinton, Alberta
T7V 1V7 Canada
Tel: (780) 865-2251
Fax: (780) 865-6666

Slave Lake Pulp

P.O. Box 1790
Slave Lake, Alberta
T0G 2A0 Canada
Tel: (780) 849-7777
Fax: (780) 849-7725

Alberta Newsprint Company

Postal Bag 9000
Whitecourt, Alberta
T7S 1P9 Canada
Tel: (780) 778-7000
Fax: (780) 778-7070

GLOSSARY OF INDUSTRY TERMS

AAC Annual Allowable Cut The volume of timber that may be harvested annually from a specific timber tenure.

BOD Biochemical Oxygen Demand A measurement of the oxygen consumption of organic material in pulp mill effluent, which gives an indication of its effect on the waters the effluent is discharged into.

BCTMP Bleached Chemithermomechanical Pulp

Burner A wood waste incinerator.

Dimension Lumber Standard commodity lumber ranging in sizes from 1x3's to 2x12's, in various lengths.

EBITDA Refers to operating earnings plus amortization of property, plant, equipment and timber plus restructuring charge.

Environmental Audit A systematic examination of industrial operations used to measure compliance with regulations, policy and good industrial practice.

FMA Forest Management Agreement An FMA is granted by the Alberta government and entitles the holder to establish, grow and harvest timber on specified lands.

Forest Management Unit An area of forest land designated by the Minister of Environmental Protection of Alberta as a management unit.

Greenhouse Gases A gas that absorbs and re-emits infrared radiation, warming the earth's surface.

Green tons A unit of measure for wood chips representing one undried ton.

LVL Laminated Veneer Lumber Large sheets of veneer bonded together with resin, then cut to lumber equivalent sizes.

m^3 A solid cubic metre, a unit of measure for timber, equal to approximately 35 cubic feet.

Mcf One thousand cubic feet. A unit of measure for laminated veneer lumber.

MDF Medium Density Fibreboard A composite product made from wood fibre.

MIR Medical Incident Rate A benchmark for injury prevention performance in an industrial setting. In general, correlates the number of employees injured as a result of work-related duties with the overall number of hours worked on site.

MFBM One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick). **MMFBM** means one million board feet.

MSF A unit of measure for MDF and plywood equal to one thousand square feet on a 3/4 inch basis for MDF and on a 3/8 inch basis for plywood. **MMsf** means one million square feet.

Net Debt to Capitalization Net debt (total debt less cash and short-term investments) divided by net debt plus shareholders equity.

NBSK Northern Bleached Softwood Kraft Pulp

ODT Oven Dried Tonne A unit of measure for wood chips representing one oven dried metric tonne.

Return on Capital Employed Earnings before after-tax financing expense divided by average assets less average current non-interest bearing liabilities.

Return on Common Shareholders' Equity Earnings available to common shareholders divided by average common share capital plus average retained earnings.

SPF Lumber produced from spruce/pine/balsam fir species.

Sustained Yield The yield that a forest can produce in perpetuity at a given intensity of management without impairment of the land's productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

SYP Lumber produced from southern yellow pine species.

TFL Tree Farm License Granted by the Ministry of Forests in British Columbia to a licensee who undertakes to manage an area of forest land to yield an annual harvest on a sustained yield basis.

TSA Timber Supply Area Forest land designated by the Ministry of Forests of British Columbia and allocated an AAC from which non-area based timber tenures are granted.

Tonne A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 Pounds. Mtonne means one thousand tonnes.

TSS Total Suspended Solids The total of all settable and non-settable solids in a sample of wastewater, measured in milligrams per litre by weight.

Wood Residuals Wood byproducts generated in sawmills that cannot be used for pulp, including sawdust and fine wood.



Design: TMT Communications Ltd.

West Fraser Timber Co. Ltd.
Tel: 604.895.2700
Fax: 604.681.6061
www.westfraser.com


West Fraser Timber Co. Ltd. Annual Report 2006

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